UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission File Number: 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INDEX

Item	Description of Items

1.	MATERIAL ANNOUNCEMENT DATED AS OF MARCH 19, 2018: PUBLIC OFFER OF RECEIPTS FOR 14,945,429 SHARES

2.	MATERIAL ANNOUNCEMENT DATED AS OF MARCH 19, 2018: CONSUMER OUTAGE INDICES

3.	MATERIAL ANNOUNCEMENT DATED AS OF MARCH 21, 2018: REMAINING SHARES IN CAPITAL INCREASE PLACED FOR R$ 110 MILLION

4.	CONVOCATION AND PROPOSAL TO THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD ON APRIL 23, 2018

5.	MATERIAL ANNOUNCEMENT DATED AS OF MARCH 27, 2018: CEMIG’S OFFER TO RENOVA FOR INTEREST IN BRASIL PCH/CHIPLEY

6.	SUMMARY OF MINUTES OF THE 728TH MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 28, 2018

7.	NOTICE TO SHAREHOLDERS DATED MARCH 28, 2018 REGARDING ARTICLE 133 OF LAW 6,404 OF DECEMBER 15, 1976

8.	MARKET NOTICE: TIMETABLE FOR THE RELEASE OF THE 1Q 2017 RESULTS

9.	MARKET NOTICE DATED MARCH 28, 2018: ALTERATION TO CORPORATE EVENTS CALENDAR

10.	EARNINGS RELEASE

11.	PRESENTATION OF 2017 RESULTS

12.	MATERIAL ANNOUNCEMENT DATED APRIL 2, 2018: ABSORPTION OF CEMIGTELECOM COMPLETED

13.	BYLAWS, UPDATED VERSION AS APPROVED BY THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS HELD ON APRIL 23, 2018

FORWARD-LOOKING STATEMENTS

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG
By:	/s/ Maurício Fernandes Leonardo Júnior
Name: Maurício Fernandes Leonardo Júnior Title: Chief Finance and Investor Relations Officer

Date: April 25, 2018

MATERIAL ANNOUNCEMENT DATED AS OF MARCH 19, 2018: PUBLIC OFFER OF RECEIPTS FOR 14,945,429 SHARES.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Public offer of receipts for 14,945,429 shares

Complementary to the Material Announcement published on February 28, 2018, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, as per CVM Instruction 358 of January 3, 2002, as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market as follows:

With reference to the capital increase approved by the Extraordinary General Meeting of Stockholders held on October 26, 2017, Cemig will sell the totality of the shares not yet subscribed in that capital increase, by public offer of a single, indivisible lot (‘the Offer’ or ‘the Auction’),

comprising	13,129,679	receipts for Common Shares in Cemig (‘ON receipts’)
and	1,815,750	receipts for Preferred Shares in Cemig (‘PN receipts’).

The opening price will be	R$ 106,383,474.79
of which	R$ 92,039,049.79	will be the price of the totality of the ON Receipts,
priced at	R$ 7.01	per Receipt,
and	R$ 14,344,425.00	will be the price of the totality of the PN Receipts,
priced at	R$ 7.90	per receipt.

The offering, registered on the B3 under the code    CMIG15L,    is scheduled to take place on

Wednesday,    March 21, 2018,                from 11 a.m. to 12 midday.

The intermediary institution will be Morgan Stanley CTVM S.A. (‘the Intermediary’).

After completion of the Auction, transactions in CMIG15L will be canceled, and the related trades will be registered as the related ON Receipts (to trade with ticker CMIG9) and PN Receipts (ticker CMIG10).

The making of this Offer, under the terms of Sub-item II of Article 5 of CVM Instruction 400/2003, has been duly analyzed by the CVM and approved by its Official Letter 48/2018/CVM/SEP/GEA-3.

The decision to hold the Auction, for a single indivisible lot, has the merit of enabling subscribers of common shares to vote at the next annual general meeting, to be held by the end of April 2018.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

It also provides Cemig with an option of lower cost, since the Company is not required to incur the high costs inherent in public offerings made under Paragraph 1 of Article 6 of CVM Instruction 400/2003.

Cemig will keep its stockholders updated on any further information on the sale of these remaining shares.

Belo Horizonte, March 19, 2018.

Maurício Fernandes Leonardo Júnior,

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MATERIAL ANNOUNCEMENT DATED AS OF MARCH 19, 2018: CONSUMER OUTAGE INDICES

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Consumer outage indices

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (Brasil, Bolsa, Balcão – B3) and the market as follows:

There is no inexact or irregular aspect to the calculation of the DEC and FEC indicators of outage frequency and duration of Cemig’s Distribution company, Cemig Distribuição S.A. (‘Cemig D’).

These indicators, along with all the other regulatory indicators and parameters measured for Cemig, are the result of oversight and inspection carried out in accordance with habitual procedures of the Brazilian Electricity Industry regulator, Aneel. The limits specified by Aneel in the concession contracts of all distributors relate to the Internal DEC and FEC indicators – i.e. those that are the responsibility of the local electricity distribution utility, and not the result of factors in the wider national grid system.

The Internal DEC and FEC indicators for 2016 and 2017, which quantify outages arising within Cemig D’s distribution network in those years, complied with the limits set by the regulator, Aneel.

Aneel’s responsibilities also include inspection and monitoring of compliance with regulatory requirements in all the technical, commercial and financial processes of all holders of electricity concessions, permissions and authorizations, throughout Brazil.

Cemig has been improving the quality of its services to clients continuously, each year; it was third-placed by the public among all concession holders in Brazil’s Southeast with over 400,000 consumers, in Aneel’s IASC Consumer Satisfaction Index for 2017.

Belo Horizonte, March 19, 2018.

Maurício Fernandes Leonardo Júnior,

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MATERIAL ANNOUNCEMENT DATED AS OF MARCH 21, 2018: REMAINING SHARES IN CAPITAL INCREASE PLACED FOR R$ 110 MILLION

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Remaining shares in capital increase placed for R$ 110 mn

Complementing the Material Announcements published on February 28 and March 19, 2018, Cemig (Companhia Energética de Minas Gerais) (‘Cemig’, or ‘the Company’), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, as per CVM Instruction 358 of January 3, 2002, as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Today (March 21, 2018), Cemig sold 100% of the shares not previously subscribed in the capital increase approved by the Extraordinary General Meeting of Stockholders held on October 26, 2017, by public offering of a single and indivisible lot (‘the Offer’ or ‘the Auction’).

The Offer was registered on the B3 under the code CMIG15L.

The sale realized proceeds of R$ 110,700,000.01, as follows:

Receipts	Ticker	Volume	Price per receipt (R$)	Total amount (R$)
Common (ON) shares	CMIG9L	5,818,796	7.30	42,477,210,80
		7,310,883	7.29	53,296,337,07
Preferred (PN) shares	CMIG10L	98,714	8.23	812,416,22
		1,717,036	8.22	14,114,035,92

Total amount				110,700,000.01

After completion of the Auction, transactions in CMIG15L were canceled, and the related trades were included in the ON Receipts (with ticker CMIG9) and the PN Receipts (ticker CMIG10).

Ratification of the capital increase will be submitted to an Extraordinary Meeting of Stockholders to be called by the Company.

Cemig will keep the market and its stockholders updated on any further information about this capital increase.

Belo Horizonte, March 21, 2018.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CONVOCATION AND PROPOSAL TO THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD ON APRIL 23, 2018

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on April 23, 2018 at 3 p.m., at the Company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on the following matter:

Verification and approval of increase in the Company’s share capital,

– to	seven billion two hundred ninety three million seven hundred sixty three thousand five Reais,

through issue and subscription of

one hundred ninety nine million nine hundred ten thousand nine hundred forty seven new shares, of which sixty six million eight hundred forty nine thousand five hundred five are common shares and one hundred thirty three million sixty one thousand four hundred forty two are preferred shares;

and consequent alteration of the head paragraph of Clause 4 of the by-laws.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, and of the sole paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by April 20,2018, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Office (Superintendência da Secretaria Geral) at Av. Barbacena 1200 – 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Belo Horizonte, March 22, 2018.

José Afonso Bicalho Beltrão da Silva

Chair of the Board of Directors

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON APRIL 23, 2018 AT 3 P.M.

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig, in light of the following information and analysis:

Information:

a)	On October 26, 2017 an Extraordinary General Meeting of stockholders decided to increase the Company’s share capital by up to one billion Reais, through issue of up to two hundred million new shares.

b)	The Company’s share capital is R$ 6,294,208,270.00 (six billion two hundred ninety four million, two hundred eight thousand two hundred seventy Reais), represented by 420,764,708 (four hundred twenty million seven hundred sixty four thousand seven hundred eight) nominal, common shares each with par value of R$ 5.00 and 838,076,946 (eight hundred thirty eight million seventy six thousand nine hundred forty six) nominal preferred shares, each with par value of R$ 5.00.

c)	The right to vote in a decision related to the Company’s share capital is reserved exclusively to the common shares, and each share has the right to one vote in decisions of the general meeting of stockholders.

d)	The preferred shares have right of preference in the event of reimbursement of shares and shall have the right to a minimum annual dividend of the greater of:

10% (ten percent) of their nominal value, or

3% (three percent) of the value of the stockholders’ equity corresponding to the shares.

e)	The common shares and the preferred shares have equal rights to distribution of bonuses.

f)	Stockholders have right of preference in subscription of capital increases and issues of the Company’s securities, in accordance with the legislation.

g)	Decision on any change in the company’s share capital, and consequent change to the by-laws, is a function of the General Meeting of Stockholders.

h)	The capital increase now proposed has the merit of providing the Company with a more robust capital structure, making it possible to reduce financial expenses associated with new financing transactions, and to reduce its financial leverage.

i)	The issue price has been set in accordance with the criteria established in Sub-item III of § 1 of Article 170 of Law 6404 of December 15, 1976 as amended, which is based on the weighted average market price of the preferred shares on the São Paulo securities exchange (B3 S.A.) in the period May 4, 2017 to August 31, 2017 (120 days), applying a discount of 20% on R$ 8.22 (eight Reais and twenty two centavos), which is the weighted average quoted price for the preferred shares on the B3 in that period, which results in a price of price per share of R$ 6.57 (six Reais and fifty seven centavos) per share.

j)	The discount is justified by the volatility of the Brazilian stock market, and aims to stimulate minority shareholders to take up their rights to the subscription – avoiding any possibility that the capital increase might become impracticable in a situation of price depression or high volatility of the stock market during the subscription preference period.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

k)	From the economic point of view the discount was practically neutral, since the stockholders were able to subscribe the issue or sell their first refusal right. The practical effect is of dividing the same group of assets between a larger number of shares, causing no adverse effect for the Company, nor for its stockholders, nor for the market, which adjusts automatically.

l)	Existing stockholders were given first refusal right to subscribe the new shares in proportion to those they held at that time.

m)	The shares subscribed had full rights to all the benefits, including dividends and/or Interest on Equity, to be declared by the Company.

n)	With the new share subscription of R$ 999,554,735.00 (nine hundred ninety nine million five hundred fifty four thousand seven hundred thirty five Reais), the share capital of the company will increase from R$ 6,294,208,270.00 (six billion two hundred ninety four million, two hundred eight thousand two hundred seventy Reais), to R$ 7,293,763,005.00 (seven billion two hundred ninety three million seven hundred sixty three thousand and five Reais).

o)	This capital increase will provide for subscription of 199,910,947 (one hundred ninety nine million nine hundred ten thousand, nine hundred forty seven) new shares, each with par value of R$ 5.00 (five Reais), of these, 66,849,505 (sixty six million eight hundred forty nine thousand five hundred five) common shares and 133,061,442 (one hundred thirty three million sixty one thousand four hundred forty two) preferred shares, at the price of R$ 6.57 (six Reais and fifty seven centavos) per share.

p)	The capital increase will enable the Company to obtain proceeds of a minimum of R$1,313,414,921.79 (one billion three hundred thirteen million four hundred fourteen thousand nine hundred twenty one Reais and seventy nine centavos). Any amount that exceeds R$ 999,554,735.00 (nine hundred ninety nine million five hundred fifty four thousand seven hundred thirty five Reais) will be allocated to the Capital reserve account.

q)	The potential dilution resulting from the issue, for those stockholders who did not subscribe to the issue, was 13.704239283% for the common shares and for the preferred shares.

r)	The Company’s stockholders were able to exercise their preference right to subscription in the period from October 30, 2017 to November 29, 2017, in the proportion of 15.887624200% in relation to the shares of the same type that they hold at the close of October 26, 2017, the date of the Extraordinary General Meeting of Stockholders that decided on that subject.

s)	Stockholders not wishing to exercise their rights of first refusal for the subscription had the opportunity to assign those rights or trade them on a securities exchange.

t)	Stockholders who opted to subscribe shares that were not subscribed in these initial stages (‘the Leftover Shares’) were able to subscribe them, at the same price and on the same conditions, exclusively on the following dates:

1st apportionment:    December 5–7, 2017, in proportion to shares subscribed in the preference period; and

2nd apportionment: December 14–28, 2017, in proportion to shares subscribed in the preference period.

u)	The shares subscribed were paid up simultaneously with their subscription, in cash, and represent an entry of capital into the Company’s cash position, totaling R$1,215,453.26 (one billion two hundred fifteen million two hundred twenty three thousand four hundred fifty-three Reais and twenty six centavos).

v)	The Leftover Shares were equivalent by volume to 7.48% of the issue.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Analysis:

a)	The shares not subscribed, after the two periods of apportionment initially provided for, are to be sold on a stock exchange to the benefit of the Company, which is optional under Sub-clause ‘b’ of § 7 of Article 171 of Law 6404/1976, transcribed below:

“ § 7 In a listed company, the body that decides on an issue by private subscription shall decide on leftover shares not subscribed, and may:

a)	order them to be sold on a stock exchange, to the Company’s benefit; or

b)	share them out, in the proportion of the amounts subscribed, among the stockholders that have requested a reservation of leftover shares, in the subscription bulletin or list; in this event, the condition shall be stated in the subscription bulletins or lists and the balance thus not shared out shall be sold on the stock exchange, in accordance with the prior sub-clause.”

b)	Sale of Leftovers in a volume higher than 5% of the issue and less than 1/3 of the shares in circulation on stock exchanges is characterized as a primary public offering of shares and must be preceded by a simplified application for registry to the CVM, under § 1 of Article 6 of CVM Instruction 400.

c)	The CVM has up to 20 (twenty) business days from the filing of the request for registry to make statement on the request, and registry shall be obtained automatically if the CVM does not make statement in that period, as per Article 8 of CVM Instruction 400.

d)	However, Sub-item II of Article 5 of that instruction states that registry will automatically be dispensed with, without the need for formulation of the Request specified in Article 4, in the event of a public offering for distribution of a single, indivisible, lot of securities.

e)	In this context, and considering the interest of the Company in confirming and ratifying the capital increase as soon as possible, it becomes important to sell all the common and preferred shares not prescribed, in a single and indivisible lot – by a Special Auction on the Stock Exchange (B3) (‘the Auction’).

f)	The CVM, by Formal Letter 48/20l8/CVM/SEP/GEA-3, of March 12, 2018, has verified that there is no obstacle to the format of the auction in a single indivisible lot, under the terms of Sub-item II of Article 5 of CVM Instruction 400.

g)	The shares not subscribed, that is to say 13,129,679 (thirteen million one hundred twenty nine thousand six hundred seventy nine) common shares and 1,815,750 (one million eight hundred fifteen thousand seven hundred fifty) preferred shares, to be sold on the B3, to the benefit of the Company, are likely to provide an additional inflow of cash to the Company of at least R$ 98,191,468.53 (ninety eight million one hundred ninety one thousand four hundred sixty eight Reais and fifty three centavos).

h)	The sale of the Leftover Shares, by the Auction, must follow the rules specified in the Operational Procedures Manual and Regulations of the B3. The minimum price per share must necessarily be R$6.57 (six Reais and fifty seven centavos), that is to say the same price set at the time of the approval of the Company’s capital increase.

i)	A securities broker authorized to operate on the B3 must represent the Company in the Auction. Investors who wish to take part in the Auction must find a broker to represent them.

j)	The small volume of shares that it is intended to sell by Auction (equal to 7.48% of the issue, 2.77% of the voting stock, 0.19% of the non-voting stock and 1.04% of the total capital) should not influence the market price of Cemig’s shares, since the amount is little above the average daily trading volume of the Company’s shares (R$ 83 million) on the B3 in the last 60 (sixty) days.

k)	The shares offered in the Auction will be represented by subscription receipts up to the time of verification and ratification of the capital increase by the General Meeting of Stockholders.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

l)	During the Auction, third party vendors will not be allow to enter the trading; only purchasers bidding for the entire single lot offered will be allowed to operate.

m)	The Company intends to sell the shares not yet subscribed in a single indivisible lot, by Auction, by March 19, 2018.

n)	After financial settlement of the Auction, which will take place on the third business day after it is held, the brokerage company shall transfer the proceeds of the sale, net of charges, to a current account in the name of Cemig; and

o)	Within up to 4 (four) business days after the date of the Extraordinary General Meeting of Stockholders to be called for the purpose of confirming and approving the said capital increase, the Company will announce the date for credit of the shares subscribed.

– do now propose to you as follows:

I	Verification and approval of increase in the Company’s share capital, from R$ 6,294,208,270.00 (six billion two hundred ninety four million, two hundred eight thousand two hundred seventy Reais), to R$ 7,293,763,005.00 (seven billion two hundred ninety three million seven hundred sixty three thousand and five Reais), through issue and subscription of 199,910,947 (one hundred ninety nine million nine hundred ten thousand nine hundred forty seven) new shares, each with par value of R$ 5.00 (five Reais), comprising 66,849,505 (sixty six million eight hundred forty nine thousand five hundred five) common shares and 133,061,442 (one hundred thirty three million sixty one thousand four hundred forty two) preferred shares.

II	Approval of the consequent alteration of the head paragraph of Clause 4 of the by-laws, which shall now have the following drafting:

“Clause 4    The Company’s share capital is R$ 7,293,763,005.00 (seven billion two hundred ninety three million seven hundred sixty three thousand and five Reais), represented by:

a)	487,614,213 (four hundred eighty seven million six hundred fourteen thousand two hundred thirteen) nominal common shares, each with par value of R$ 5.00;

b)	971,138,388 (nine hundred seventy one million one hundred thirty eight thousand three hundred eighty eight) nominal preferred shares, each with par value of R$ 5.00.”

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and of the Company, and for this reason it is the hope of the Board of Directors that it will be approved.

p) Belo Horizonte, March 22, 2018.
José Afonso Bicalho Beltrão da Silva	Carlos Eduardo Lessa Brandão
Marco Antônio de Rezende Teixeira	Hermes Jorge Chipp
Bernardo Afonso Salomão de Alvarenga	José Pais Rangel
Antônio Dirceu Araújo Xavier	Marcelo Gasparino da Silva
Arcângelo Eustáquio Torres Queiroz	Marco Antônio Soares da Cunha Castello Branco
Arlindo Magno de Oliveira	Nelson José Hubner Moreira
Helvécio Miranda Magalhães Junior	Patrícia Gracindo Marques de Assis Bentes

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MATERIAL ANNOUNCEMENT DATED AS OF MARCH 27, 2018:

CEMIG’S OFFER TO RENOVA FOR INTEREST IN BRASIL PCH/CHIPLEY

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Cemig’s offer to Renova for interest in Brasil PCH/Chipley

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, as per CVM Instruction 358 of January 3, 2002, as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (‘B3’) and the market as follows:

In the context of (i) the recent changes in the negotiations for capitalization of Renova Energia S.A. (‘Renova’), (ii) Renova’s interest in bringing forward revenues from power purchase agreements, and with a view to (iii) execution of Cemig’s Disinvestment Program, Cemig has today made a binding offer to Renova (‘the Offer’) for acquisition of 100% (one hundred per cent) of the shares in Chipley SP Participações S.A. (‘Chipley’) held by Renova or 51% (fifty one per cent) of the shares in Brasil PCH S.A. (‘Brasil PCH’) held by Chipley (‘the Transaction’).

Cemig’s intention is that Renova should sell its interest in Brasil PCH to a third party, or to Cemig itself or any of its affiliated companies, in the terms of the Offer, to make it possible for payment to be made of the amounts owed to Cemig Geração e Transmissão S.A. (‘Cemig GT’).

The conclusion of the Transaction, if accepted by Renova, will depend on conditions present specified in the Offer of the type that are usual for this type of transaction.

In view of the above, Cemig GT hereby declares itself impeded from making statements or voting in the governance bodies of Renova on any decision in relation to the said binding proposal.

Cemig will keep the market and its stockholders updated on any further information about this capital increase.

Belo Horizonte, March 27, 2018.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

SUMMARY OF MINUTES OF THE 728TH MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 28, 2018

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of March 28, 2018

SUMMARY OF PRINCIPAL DECISIONS

At its 728th meeting, held on March 28, 2018, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Technical feasibility study on offsetting of tax credits.

2.	Report of Management and Financial Statements for the year 2017.

3.	Allocation of the net profit for 2017.

4.	Operational provisions in 2017.

5.	Orientation of vote in the Ordinary and Extraordinary General Meetings of Stockholders of Cemig D and Cemig GT.

6.	Calling of Ordinary and Extraordinary General Meetings of Stockholders, to be held concurrently on April 30, 2018 at 11 a.m.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

NOTICE TO SHAREHOLDERS DATED MARCH 28, 2018 REGARDING ARTICLE 133 OF LAW 6,404 OF DECEMBER 15, 1976

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

BRAZILIAN LISTED COMPANY CNPJ 17.155.730/0001-64

NOTICE TO SHAREHOLDERS

We advise our shareholders that the documents referred to in article 133 of Law No. 6,404 of December 15, 1976, relating to the year 2017, are available for consultation at the head offices of this Corporation located at Av. Barbacena, 1,200, Belo Horizonte.

Belo Horizonte, March 28, 2018

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MARKET NOTICE: TIMETABLE FOR THE RELEASE OF THE 1Q 2017 RESULTS

Fourth Quarter 2017 Results Presentation

Cemig

(BM&FBOVESPA: CMIG3, CMIG4; NYSE: CIG, CIG.C; Latibex: XCMIG)

announces its

TIMETABLE for Release of 4Q2017 Results:

Publication

March 29, 2018 (Thursday)

(before the opening of markets in São Paulo and New York)

The information will be available on our website: http://ri.cemig.com.br

Webcast and Conference call

April 3, 2018 (Tuesday), at 2:00 p.m. (Brasília time)

Transmission of the results with simultaneous translation into English by webcast at:

http://ri.cemig.com.br

or

by conference call at:

+ 55 11 2188-0155 (1st option) or

+ 55 11 2188-0188 (2nd option)

Password: CEMIG

Conference Call Playback:

Phone: (55 11) 2188-0400

Available: From April 3 to 18, 2018

For any questions please call +55 31 3506-5024.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MARKET NOTICE DATED MARCH 28, 2018 WITH THE ALTERATIONS TO THE CORPORATE EVENTS CALENDAR

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

Alteration to Corporate Events Calendar

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid – in accordance with Item 5.5.1 of the Corporate Governance Listing Regulations of the São Paulo Stock Exchange (B3) – hereby informs the public as follows:

Cemig has re-presented its Corporate Events Calendar to include the following changes in dates:

•	Submission of Annual Financial Statements for the year ended December 31, 2017 to the CVM and the São Paulo Stock Exchange.

•	From: March 28, 2018

•	To: March 29, 2018

•	Submission of Convocation Notice for, and Proposal by Management to, the Annual and Extraordinary General Meetings:

•	From: March 28, 2018

•	To: March 29, 2018

Belo Horizonte, March 28, 2018.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

EARNINGS RELEASE

PUBLICATION OF RESULTS

CEMIG REPORTS

EBITDA OF R$ 3,492 MILLION

IN 2017

Main impacts in 2017:

◾	Expense on acceptance of the Minas Gerais State Tax Regularization Plan – for ICMS tax expense claims totaling R$ 595 million.

◾	Reversal of expenses with life insurance of R$ 619 million

◾	Provision for losses on investments: R$ 347 million.

◾	Equity method result: loss of R$ 252 million.

Indicators (GWh)	2017	2016	Change%
Electricity sold (excluding CCEE)	55,277	55,592	(0.57)
Indicators – R$ ’000 000	2017	2016	Change%
Sales on CCEE	860	161	434.16
Net debt	12,279	13,139	(6.54)
Gross revenue	32,862	29,269	12.28
Net revenue	21,712	18,773	15.66
Ebitda (IFRS)	3,492	2,638	32.37
Net profit in the quarter	1,001	334	199.70
Net profit per share PN	0.84	0.35	140.00
Net profit per share ON	0.37	0.10	270.00
Ebitda margin, %	16.08%	14.05%	2.03p.p.

Conference call

Publication of 4Q17 results

Video webcast and conference call

April 3, 2018 (Tuesday), at 2 p.m. Brasília time

This transmission on Cemig’s results will have simultaneous translation into English and can be seen in real time by Video Webcast, at http://ri.cemig.com.br or heard by conference call on:

+ 55 (11) 2188-0155 (1st option) or

+ 55 (11) 2188-0188 (2nd option)

Password: CEMIG

Playback of Video Webcast: Site: http://ri.cemig.com.br Click on the banner and download. Available for 90 days	Conference call – Playback: Tel.: +55 (11) 2188-0400 Password: CEMIG Português (Available from April 3-18, 2018)

Cemig Investor Relations

http://ri.cemig.com.br/

ri@cemig.com.br

Tel.: +55 (31) 3506-5024

Fax: +55 (31) 3506-5025

Cemig’s Executive Investor Relations Team

Chief Finance and Investor Relations Officer

Maurício Fernandes Leonardo Júnior

General Manager, Investor Relations

Antônio Carlos Vélez Braga

Manager, Investor Market

Robson Laranjo

Summary

Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties, which may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under Cemig’s control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Due to these and other factors, Cemig’s results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from use of the content of this material.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) – and in the 20-F form filed with the U.S. Securities and Exchange Commission (SEC).

Cemig’s shares

Security / index	Ticker	Currency	Close of 2017	Close of 2016	Change %
Cemig PN	CMIG4	R$	6.87	7.28	–5.58%
Cemig ON	CMIG3	R$	6.41	7.70	–16.73%
ADR PN	CIG	US$	2.06	2.22	–7.15%
ADR ON	CIG.C	US$	1.85	2.53	–26.84%
Ibovespa	Ibovespa	—	76,402	60,227	26.86%
IEEX	IEEX	—	39,732	36,108	10.04%

Source: Economática.

Trading volume in Cemig’s preferred shares (CMIG4) in full-year 2017 totaled R$ 17.02 billion, a daily average of R$ 69.17 million. Cemig’s shares, by volume (aggregate of common (ON) and preferred (PN) shares), were the second most liquid in Brazil’s electricity sector in the period, and among the most traded in the Brazilian market.

On the New York Stock Exchange the volume traded in ADRs for Cemig’s preferred shares (CIG) in full-year 2017 was US$2.96 billion – reflecting recognition by the investor market of Cemig as a global investment option.

The São Paulo stock exchange’s principal index, the Ibovespa, was up 26.9% in 2017, closing the quarter at 76,402 points. Cemig’s preferred shares performed below the Ibovespa, falling in value by 5.6% in 2017, and also in comparison to the electricity sector index, which rose 10.0% in the year. The price of Cemig’s common (ON) shares on the São Paulo exchange, however, fell 16.70% in the year. The ADRs for Cemig’s preferred shares (ticker: CIG), traded in New York, fell by 7.1% in the year.

Long-term ratings

This table shows credit risk ratings and outlook for Cemig’s companies as provided by the principal rating agencies:

Brazilian rating:

Agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rate	Outlook	Rating	Outlook
Fitch	BB–(bra)	Negative	BB–(bra)	Negative	BB–(bra)	Negative
S&P	brBBB–	Stable	brBBB–	Stable	brBBB–	Stable
Moody’s	B2.br	Stable	B2.br	Stable	B2.br	Stable

Global rating:

Agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rating	Outlook	Rating	Outlook
Fitch	B–	Negative	B–	Negative	B–	Negative
S&P	B	Stable	B	Stable	B	Stable
Moody’s	B3	Stable	B3	Stable	B3	Stable

Ratings of Eurobonds:

Agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rating	Outlook	Rating	Outlook
Fitch	B	Negative	BB–	Negative	B	Negative
S&P	B	Stable	B	Stable	B	Stable

Adoption of IFRS

The results presented below are prepared in accordance with Brazilian accounting rules, which now embody harmonization to IFRS (International Financial Reporting Standards). They are expressed in thousands of Reais (R$ ’000), except where otherwise noted.

PROFIT AND LOSS ACCOUNTS

Consolidated – R$ ’000	2017	2016	Change%
REVENUE	21,711,690	18,772,656	15.66

OPERATING COSTS
Personnel	(1,627,026)	(1,643,253)	(0.99)
Employees’ and managers’ profit shares	(4,640)	(7,327)	(36.67)
Post-retirement obligations	228,660	(344,559)	—
Materials	(60,556)	(57,915)	4.56
Raw materials and inputs for production of electricity	(10,371)	(40)	25,827.50
Outsourced services	(973,957)	(867,370)	12.29
Electricity purchased for resale	(10,919,476)	(8,272,911)	31.99
Depreciation and amortization	(849,768)	(834,291)	1.86
Operating provisions	(853,668)	(703,979)	21.26
Charges for use of the national grid	(1,173,923)	(947,479)	23.90
Gas bought for resale	(1,070,623)	(877,118)	22.06
Infrastructure construction costs	(1,118,749)	(1,193,140)	(6.23)
Other operating expenses, net	(382,946)	(153,621)	149.28

TOTAL COST	(18,817,043)	(15,903,003)	18.32
Equity method gains in non-consolidated investees	(252,240)	(301,844)	(16.43)
Adjustment for impairment of Investments	—	(762,691)	—
Operational profit before Financial revenue (expenses) and taxes	2,642,407	1,805,118	46.38
Financial revenues	803,713	1,041,304	(22.82)
Financial expenses	(1,800,264)	(2,478,495)	(27.36)

Pre-tax profit	1,645,856	367,927	347.33
Current and deferred income tax and Social Contribution tax	(644,260)	(33,173)	1,842.12

NET PROFIT FOR THE PERIOD	1,001,596	334,754	199.20

Cemig’s consolidated electricity market

The Cemig Group sells electricity through:

– its distribution company,	Cemig Distribuição (‘Cemig D’),
– its generation and transmission company,	Cemig Geração e Transmissão (‘Cemig GT’),

and other wholly-owned subsidiaries:

Horizontes Energia,	Sá Carvalho,
Termelétrica de Barreiro,	Cemig PCH,
Rosal Energia,	Cemig Geração Camargos,
Cemig Geração Itutinga,	Cemig Geração Salto Grande,
Cemig Geração Três Marias,	Cemig Geração Leste,
Cemig Geração Oeste, and	Cemig Geração Sul.

This market comprises sales of electricity to:

(I)	Captive consumers in Cemig’s concession area in the State of Minas Gerais;

(II)	Free Consumers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL);

(III)	other agents of the electricity sector – traders, generators and independent power producers, also in the ACL; and

(IV)	Distributors, in the Regulated Market (Ambiente de Contratação Regulada – ACR).

In 2017 the Cemig group sold a total volume of 55,276,770 MWh – this total was 0.6% less than in 2016.

Sales of electricity to final consumers plus Cemig’s own consumption totaled 42,499,365 MWh, or 1.4% less than in 2016.

Sales to distributors, traders, other generating companies and independent power producers in 2017 totaled 12,777,405 MWh – or 2.2% more than in 2016.

In December 2017 the Cemig Group invoiced 8,347,483 customers – a growth of 1.1% in the customer base in the year since December 2016. Of these, 8,347,100 are final consumers; and 383 are other agents in the Brazilian electricity sector.

This chart shows the breakdown of the Cemig Group’s sales to final consumers in the year, by consumer category:

Volume sold (GWh)

Consolidated	MWh		Change,%	Average price 2017	Average price 2016
	2017	2016		R$	R$
Residential	10,008,423	9,915,807	0.93	783.53	788.56
Industrial	17,760,807	19,494,391	(8.89)	276.27	276.78
Commercial, Services and Others	7,507,310	6,572,980	14.21	578.36	663.16
Rural	3,651,472	3,574,724	2.15	446.09	409.39
Public authorities	865,803	885,748	(2.25)	614.18	614.80
Public lighting	1,366,938	1,350,405	1.22	392.69	391.27
Public services	1,301,135	1,252,043	3.92	453.03	436.70

Subtotal	42,461,888	43,046,098	(1.36)	479.90	479.88
Own consumption	37,477	37,140	0.91	—	—
Wholesale supply to agents in Free and Regulated Markets (*)	12,777,405	12,508,453	2.15	135.20	216.90

Total	55,276,770	55,591,691	(0.57)	428.78	421.46

(*)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

The electricity market of Cemig D

Electricity billed to captive clients and electricity transported for Free Clients and distributors with access to Cemig D’s networks, in 2017, totaled 42,829,164 GWh, 1.1% less than in 2016.

There are two components in this reduction: consumption by the captive market 3.2% lower YoY, and use of the network by Free Clients 2.1% higher YoY.

In December 2017 the total number of clients billed was 8,346,147, or 1.05% more than in December 2016.

Cemig D	Number of clients		Change,%
	2017	2016
Residential	6,765,201	6,691,673	1.10
Industrial	73,833	74,535	(0.94)
Commercial, Services and Others	717,988	716,602	0.19
Rural	705,541	694,026	1.66
Public authorities	63,477	63,483	(0.01)
Public lighting	6,137	5,667	8.29
Public services	12,976	12,548	3.41

Total	8,345,153	8,258,534	1.05

Energy transport – number of clients:
Industrial	531	443	19.86
Commercial	456	264	72.73
Rural	4	—	—
Concession holder	3	3	—

	8,346,147	8,259,244	1.05

Comments on the various consumer categories:

Residential

Consumption by captive residential users of Cemig D in 2017, at 10,008,423 MWh, was 0.93% more than in 2016. Average monthly consumption per consumer in 2017 was 123.8kWh/month, or 124.6% lower than the average for 2016 (124.6 KWh/month).

Industrial

Electricity used by captive industrial clients of Cemig D totaled 2,610,534 MWh in 207 – or 18.29% less than in 2016. Cemig D transported a total of 16,417,047 MWh for Free Clients in 2017.

Commercial

Total consumption by the captive clients of Cemig D in the commercial category totaled 5,252,799 MWh, or 8.03% less than in 2016, mainly because of the adverse conditions of the economy, with lower disposable family incomes and lower economic activity in the other private and public sectors of the economy. The increased consumption in the Free Market relates to the addition of 191 new consumers.

The electricity market of Cemig GT

Cemig GT billed a total of 29,553,715 MWh in 2017, 2.2% higher than in 2016.

The number of clients billed by Cemig GT – 1,243 clients – was 19.5% higher than in December 2016. Of these: 1,176 were in the industrial, commercial and rural categories, 47 were distribution companies, and 20 were traders, generators and independent power producers.

Free Clients – industrial, commercial and rural – consumed 15,807,993 MWh in 2017, or 55.2% of the total electricity provided by Cemig GT, and 3.2% less than in 2016.

This lower figure reflects consumption by industrial clients 12.4% lower year-on-year, due to: (i) some industrial clients terminating contracts with Cemig GT and signing new contracts with Cemig subsidiary companies; and (ii) low consumption by industrial clients, due to the economic context in Brazil, and also worldwide.

Between the end of 2016 and the end of 2017 Cemig GT added 50 new industrial clients, 1 rural client and 166 clients in the commercial and services category – in the latter, the year-on-year increase in consumption was 167.5%.

Sales and trading transactions in electricity with other agents of the electricity sector in the Free Market result from development of trading opportunities that often originate from spot market contracts. In 2017 total sales of electricity were 10,350,371 MWh, or 3.0% more than in 2016.

Sales in the Regulated Market in 2017, including sales to Cemig D, totaled 2,490,635 MWh, or 2.6% less than in 2016, due to a lower volume of contracts with distributors.

Cemig GT	MWh		Change,%
	2017	2016
Free Clients	15,807,993	16,327,277	(3.18)
Industrial	13,577,928	15,494,833	(12.37)
Commercial	2,226,405	832,443	167.45
Rural	3,660	—	—
Free Market – Free contracts	10,350,371	10,044,817	3.04
Regulated Market	2,362,008	2,425,227	(2.61)
Regulated Market – Cemig D	128,627	131,192	(1.96)

Total	28,648,999	28,928,513	(0.97)
SPCs of Cemig GT
Free Clients	904,716	—	—

Total	29,553,715	28,928,513	(2.20)

QUALITY INDICATORS – DEC and FEC

Cemig is continuously taking action to improve operational management, organization of the logistics of emergency services, and its permanent regime of inspections and preventive maintenance of substations, lines and distribution networks. It also invests in training of its staff for improved qualifications, state-of-the-art technologies, and standardization of work processes, aiming to uphold the quality of electricity supply, and as a result maintain the satisfaction of clients and consumers.

The charts below show Cemig’s indicators for duration and frequency of outages – DEC and FEC, since January 2016.

Consolidated operational revenue

Revenue from supply of electricity:

Total revenue from supply of electricity in 2017 was R$ 23.701 billion, 1.16% higher than in 2016 (R$ 23.430 billion).

Final consumers

Total revenue from electricity sold to final consumers, excluding Cemig’s own consumption, in 2017 was R$ 20.438 billion, or 0.10% less than the figure for 2016, of R$ 20.458 million.

The main factors in this revenue were:

◾	Higher revenues from the ‘Flag Tariff’ components of customer bills: R$ 454 million in 2017, compared to R$ 360 million in 2016. This reflects the low level of reservoirs, activating the ‘Yellow Flag’ and ‘Red Flag’ additional tariff rates, leading to higher revenue, in 2017.

◾	The volume of electricity sold in 2017 was 1.36% lower than in 2016.

◾	The annual tariff adjustment for Cemig D effective May 28, 2016 (full effect in 2017), with average (upward) effect on consumer tariffs of 3.78%.

◾	The Annual Tariff Adjustment for Cemig D effective May 28, 2017, with average negative effect on consumer tariffs of 10.66%.

	R$ ’000		Change %	Average price 2017	Average price 2016	Change %
	2017	2016
				R$	R$
Residential	7,841,851	7,819,174	0.29	783.53	788.56	(0.64)
Industrial	4,906,865	5,395,586	(9.06)	276.27	276.78	(0.18)
Commercial, Services and Others	4,341,962	4,358,938	(0.39)	578.36	663.16	(12.79)
Rural	1,628,883	1,463,470	11.30	446.09	409.39	8.96
Public authorities	531,761	544,554	(2.35)	614.18	614.80	(0.10)
Public lighting	536,788	528,378	1.59	392.69	391.27	0.36
Public services	589,451	546,763	7.81	453.03	436.70	3.74

Subtotal	20,377,561	20,656,863	(1.35)	479.90	479.88	0.01
Supply not yet invoiced, net	60,880	(198,785)	—	—	—	—

Wholesale supply to other concession holders (*)	1,727,527	2,713,083	(36.33)	135.20	216.90	(37.67)
Wholesale supply not yet invoiced, net	1,535,393	258,552	493.84	—	—	—

Total	23,701,361	23,429,713	1.16	428.78	421.46	1.74

(*)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral’ contracts with other agents.

Revenue from use of distribution systems (the TUSD charge)

This is revenue from charging Free Consumers the Tariff for Use of the Distribution System (Tarifa de Uso do Sistema de Distribuição, or TUSD). This was R$ 1.611 billion in 2017, or 5.56% more than in 2016 (R$ 1.705 billion).

The main factors affecting revenue from use of the network in 2017, and its comparison with 2016, were:

◾	Reduction of 0.52% in the tariff for Free Consumers, given in the annual tariff adjustment of May 28, 2016.

◾	Reduction, in the 2017 Annual Tariff Adjustment, of approximately 40% in the TUSD, effective May 28, 2017.

CVA and Other financial components in tariff adjustment

The Company recognizes the difference between actual non-controllable costs (in which the CDE, and electricity bought for resale, are significant components) and the costs that were used as the basis of decision on the rates charged to consumers. The amount of this difference is passed through to clients in Cemig D’s next tariff adjustment – in 2017 this represented a gain in revenue of R$ 988 million, compared to a reduction in 2016 of R$ 1.455 billion. The difference mainly reflects higher costs of power supply acquired in auctions in 2017 (in 2016 there was a reduction in these costs), in relation to the figures for costs used as the basis for tariffs – this generated a financial asset for the Company, which also represents the amount to be restituted to consumers in the next tariff adjustment.

Movement in balances of financial assets and liabilities:

R$ ’000
Balance on December 31, 2015	1,349,656

(–) Net constitution of financial liabilities	(858,003)
(–) Realized	(597,054)
(–) Payments from the Flag Tariff Centralizing Account	(341,244)
(–) Transfer(1)	(164,957)
(+) Updating – Selic rate(2)	204,352

Balance at December 31, 2016	(407,250)

(–) Net constitution of financial assets	810,634
(–) Realized	177,548
(–) Payments from the Flag Tariff Centralizing Account	(585,527)
(+) Updating – Selic rate(2)	(41,273)

Balance on December 31, 2017	(45,790)

(1)	The financial component constituted to be passed through to the tariff at the next tariff adjustment, arising from court decisions (injunctions/provisional remedy) in court actions challenging part of the amount of the CDE (Energy Development Account) charge, was reclassified to Credits owed by Eletrobras, and will be amortized, with counterpart in deductions from the monthly CDE charges to be paid to Eletrobras, as per a Dispatch issued by Aneel in 2016.
(2)	Includes a complementary amount relating to homologation of the CVA by Aneel which took place in May 2016.

Transmission Indemnity Revenue

The transition indemnity revenue, in Cemig GT, was R$ 373 million in 2017, compared to R$ 751 million in 2016. In the previous year, as a result of the Mining and Energy Ministry setting the criteria for updating of the transmission indemnity, a posting was made, backdated to 2013, of the amount of the updating of the indemnity receivable based on the regulatory cost of own capital, which had a significant impact on the revenue reported.

We highlight the amount of R$ 149 million recorded in 2017 for the backdated difference of transmission concession assets the values of which were not included in the calculation basis for revenues in the previous tariff reviews.

Aneel Normative Resolution 589, of December 10, 2013, set the criteria for calculation of the New Replacement Value (Valor Novo de Reposição, or VNR) of the transmission facilities, for the purposes of indemnity.

On August 16, 2016 Aneel, by its Dispatch 2181, ratified the amount of R$ 892 million, in currency of November 2012, for the portion of the reversible assets not yet amortized, for the purposes of indemnity to Cemig GT. On April 22, 2016 the Mining and Energy Ministry published its Ministerial Order 120, setting the deadline and method of payment for the remaining amount of the indemnity. This Order determined that the amounts ratified by Aneel should become part of the Regulatory Remuneration Asset Base (Base de Remuneração Regulatória, or BRR), and that the cost of capital should be added to the related Permitted Annual Revenues (‘RAP’).

The portions of remuneration and depreciation not paid in the period from the extensions of the concessions up to the tariff-setting process of 2017, in the amount of R$1,095 million, are to be updated by the IPCA inflation index and remunerated at the real cost of capital of the transmission segment of the industry, as decided by Aneel in the methodologies for Periodic Tariff Reviews of revenues for existing concession holders – this is currently 10.44% per year, to be paid over eight years by reimbursement through the RAP.

Adjustment to Remuneration Base of the transmission assets – Aneel Technical Note 183/2017.

In the tariff review processes of Cemig GT, ratified on June 23, 2009 (backdated to July 1, 2005) and June 8, 2010 (backdated to July 1, 2009), certain conducting cables, which have been the subject of an application by the Company, were not included in the tariff calculation. Cemig GT applied for inclusion of these assets in the Remuneration Assets Base (BRR) and, consequently, for backdated calculation of the amounts not considered in the prior tariff reviews.

Aneel ruled in favor of this application, and calculated the differences between the amounts of revenue ratified in the above-mentioned tariff reviews and the new values calculated for inclusion of those conducting cables for the period from July 2005 through December 2012. Updated, these amounts were calculated to total R$ 149 million, at July 2017 prices, to be received by Cemig GT over the next 12 months. At December 31, 2017, the amount receivable was R$ 75 million.

Indemnity of transmission assets: injunction awarded to industrial consumers

On April 10, 2017, an interim court remedy was granted to the Brazilian Large-scale Free Consumers Association (Associação Brasileira de Grandes Consumidores Livres), the Brazilian Auto Glass Industry Technical Association (Associação Técnica Brasileira das Indústrias Automáticas de Vidro) and the Brazilian Ferro-alloys and Silicon Metal Producers’ Association (Associação Brasileira dos Produtores de Ferroligas e de Silicio Metálico) in their legal action against Aneel and the federal government requesting suspension of the effects on their tariffs of payment of the indemnity for transmission assets payable to agents of the electricity sector who accepted the terms of Law 12783/2013.

The preventive remedy was partial, with effects related to suspension of inclusion in the consumer tariffs paid by members of these associations’ members of the portion of the indemnity corresponding to the remuneration at cost of capital included since the date of extension of the concessions – at December 31, 2017 this amounts to R$ 299 million.

Complying with the court decision, Aneel, in its Technical Note 183/201-SGT/ANEEL of June 22, 2017, presented the new calculation, excluding the amounts that refer to the cost of own capital. Cemig GT believes that this is a provisional decision, and that its right to receive the amount referring to the assets of Basic National Grid (RBSE) is guaranteed by law, so that no adjustment to the amount posted at December 31, 2017 is necessary.

Cemig GT expects to receive in full the credits receivable in relation to the transmission indemnity, and has calculated the following amounts as indemnity:

R$ ’000
Regulatory Remuneration Base (BRR) – Dispatch 2181 of 2016	1,177,488
Amount of the indemnity received so far	(285,438)

Net value of the assets for purposes of indemnity	892,050
Updating in accordance with MME Order 120/16 – IPCA index/cost of own capital – Period Jan. 2013 to Dec. 2016	913,180

Balance at December 31, 2016	1,805,230
Adjustment of the BRR of Transmission Assets – Aneel Technical Note 183/2017	149,255
Updating in accordance with MME Order 120/16 – IPCA index / Cost of capital – Period Jan. 2013 to June 2017	120,600
Monetary updating	103,362
Amounts received	(250,409)

Total at December 31, 2017	1,928,038

RAP – Cemig GT – Transmission
R$ million

Generation Indemnity Revenue

In 2017 the Company recognized revenue of R$ 272 million for the adjustment to the balance not yet amortized of the concessions for the São Simão and Miranda hydroelectric plants, as per Ministerial Order 291/17.

Concessions of Jaguara, São Simão, Miranda and Volta Grande hydroelectric plants

Under Concession Contract 007/1997 the concessions of the Jaguara, São Simão, Miranda and Volta Grande hydroelectric plants, operated by the subsidiary Cemig GT, had expiration dates in August 2013, January 2015, December 2016 and February 2017, respectively.

In spite of the fact that there were court proceedings still pending, involving the São Simão, Jaguara and Miranda plants, on September 27, 2017 the federal government auctioned the concessions for the São Simão, Jaguara, Miranda and Volta Grande plants – which had all previously belonged to Cemig GT. (The concession contract of the Volta Grande plant had an expiry date in February 2017). The new concession contracts were signed on November 10, 2017, and on this date extension of the periods of Assisted Operation was formalized, maintaining Cemig GT as the party responsible for provision of electricity generation service from the plants up to the following dates:

◾	Volta Grande plant: Until November 30, 2017.

◾	Jaguara and Miranda plants: Until December 28, 2017.

◾	São Simão plant: Until May 9, 2018.

The Annual Generation Revenue (Receita Anual de Geração, or RAG) of these plants was recognized, in the amount of R$ 462 million, in 2017 (R$ 319 million in 2016).

On August 3, 2017 Mining and Energy Ministry Order 291/17 established the values of indemnity, payable to Cemig GT, for the investments made in the São Simão and Miranda plants that have not been amortized up to the end of the contract. The total amount of the indemnity is R$ 1.028 billion, of which R$ 244 million relates to indemnity for the São Simão Plant, and R$ 784 million is for indemnity for the Miranda Plant – these figures being expressed in December 2015 and February 2016 currency, respectively. The amounts will be updated, pro rata die, by the Selic Reference Rate for Federal securities.

The balances not yet amortized of the concessions of the São Simão and Miranda Plants, in relation to their Basic Plans, were adjusted to reflect the matters decided by Ministerial Order 291/17. As a result revenue of R$ 272 million was recognized in the year.

Cemig GT is discussing, with the Mining and Energy Ministry, the criteria used for deciding the amount published in Ministerial Order 291/17, and also the date of payment, since that Order establishes that the payment of the indemnity must be made, by the federal government, on or before December 31, 2018, provided that there is budget and financial availability.

Revenue from transactions in the Wholesale Trading Market (CCEE)

Revenue from electricity sales on the CCEE (Câmara de Comercialização de Energia Elétrica) in 2017 was R$ 860 million, compared to R$ 161 million in 2016 – an increase of 435.02%. The change mainly reflects:

◾	– the spot price (Preço de Liquidação de Diferenças, or PLD) 244.28% higher year-on-year, at R$ 324.17/MWh in 2017, vs. R$ 91.16/MWh in 2016;

◾	– the higher quantity of electricity available for settlement in the wholesale market in 2017.

Revenue from supply of gas

Cemig reported revenue from supply of gas totaling R$ 1.759 billion in 2017, compared to R$ 1.444 billion in 2016 – an increase of 21.81%. This basically reflects volume of gas sold 23.72% higher YoY (1,319,242m³ in 2017, vs. 1,066,351m³ in 2016).

Market (‘000 m3/day)	2013	2014	2015	2016	2017
Residential	0.17	0.72	1.04	3.38	11.44
Commercial	20.38	23.15	22.42	24.68	32.67
Industrial	2,734.95	2,849.24	2,422.78	2,173.76	2,453.22
Others	106.33	99.64	119.87	120.19	126.15

Total market excluding thermal plants	2,861.83	2,972.75	2,566.11	2,322.01	2,623.47
Thermal	1,214.50	1,223.99	1,309.13	591.52	990.89

Total	4,076.33	4,196.74	3,875.24	2,913.53	3,614.36

There was a recovery of activity in the industrial user category, the largest in Gasmig’s market, with higher consumption by companies in the metallurgy sector.

Supply of gas to the residential market, which began in 2013, totaled 30,605 households invoiced in December 2017 – compared to 14,935 on December  31, 2016.

Sector / regulatory charges reported as Deductions from revenue

Taxes and charges applied to operational revenue in 2017 were R$ 11.151 billion, or an increase of 6.23% from 2016 (R$ 10.497 billion).

ICMS tax

This expense in 2017 was R$ 5.847 billion in 2017, vs. R$ 5.211 billion in 2016. The increase primarily represents Cemig adhering, in October 2017, to the Minas Gerais State Tax Credits Regularization Plan (PRCT), and by doing so settling a specific tranche of ICMS tax. The effects of this agreement were recognized in the profit and loss account in 2017 as R$ 562 million in Deductions from revenue; R$ 31 million as Financial expenses; and R$ 1 million as Operational expenses.

Consumer charges – the ‘Flag’ Tariff system

Charges to the consumer arising from the Tariff Flag system were higher, at R$ 454 million, in 2017, compared to R$ 360 million in 2016, due to the low levels in the reservoirs’ water storage levels – which activated the ‘Yellow Flag’ and ‘Red Flag’ tariffs, leading to higher charges to the consumer.

The ‘Flag’ Tariff component – history
Oct. 2017	Nov. 2017	Dec. 2017
Red 2	Red 2	Red 1
Oct. 2016	Nov. 2016	Dec. 2016
Green	Yellow	Green

Operational costs and expenses

Operational costs and expenses totaled R$ 18.817 billion in 2017, or 18.32% more than in 2016 (R$ 15.903 billion).

The following paragraphs comment on the main variations:

Electricity purchased for resale

The expense on electricity bought for resale in 2017 was R$ 10.920 billion, or 32.00% more than in 2016 (R$ 8.273 billion). The main factors in the higher figure are:

Cemig D:

The expense on electricity bought for resale in 2017 was R$ 6.783 billion, or 28.95% more than in 2016 (R$ 5.260 billion). The main factors are:

◾	Expense on power supply acquired in auctions 38.86% higher in 2017, at R$ 3.591 billion, compared to R$ 2.586 billion in 2016. This is mainly due to activation of the thermoelectric generation plants in 2017, due to the low level of water in the reservoirs of the hydroelectric plants of the system, with consequent increase in expense on fuel for the thermal plants.

◾	The expense on electricity from Itaipu Binacional was 8.65% higher, at R$ 1.243 billion in 2017, compared to R$ 1.144 billion in 2016. The change basically reflects the increased tariff – which was US$ 25.78/kW-month in 2016, and US$ 28.73/kW-month as from January 2017.

◾	Expense on power supply acquired in spot market 88.53% higher, at R$ 1.282 billion n 2017, compared to R$ 680 million in 2016, basically reflecting the strong increase in average spot price: R$ 324.17/MWh in 2017, vs. R$ 94.16/MWh in 2016.

Cemig GT:

The expense on electricity purchased for resale in 2017 was R$ 4.170 billion, 36.63% more than the figure of R$ 3.052 billion in 2016. This mainly reflects electricity purchased for resale 19.41% higher in 2017 (at 22,690,422 MWh) than in 2016 (19,002,578 MWh), and by the increase of 14.43% on the average price per MWh (R$ 183.78 in 2017, compared to R$ 160.62 in 2016).

Operating provisions

Operational provisions in 2017 totaled R$ 854 million, compared to R$ 704 million in 2016.

Notes on contingencies:

◾	Provisions for doubtful receivables were lower, at R$ 248 million in 2017, compared to R$ 382 million in 2016.

◾	The provision for employment-related legal actions was higher, at R$ 206 million in 2017, vs. R$ 120 million in 2016. The increase in the amount provisioned reflects re-evaluations of potential losses in certain actions as a result of the change in the procedural phase to provisional execution, in relation to actions disputing: the basis for calculation of hazardous work remuneration; claims for equal payment for allegedly unlawful outsourcing; and subsidiary/joint liability.

The following is a summary of the values of options in existence:

Consolidated – balance of liabilities R$ ’000	Balance at Dec. 31, 2017	Balance at Dec. 31, 2016
Put options in shares of RME and Lepsa	507,231	1,149,881
SAAG Put options	311,593	196,173
Put / call options – Ativas and Sonda	(3,801)	(4,586)

	815,023	1,341,468

Default

With the Brazilian macro context of lower economic activity, which created unemployment and inflation, the adverse hydrological situation, and the increase in tariffs, which had been held down, Cemig has experienced higher than average growth in the total debt owed by clients. The good news is that Cemig’s confronting of default in 2017 has already reduced the index of default in recent months.

To combat a record level of default, in 2017 Cemig redoubled efforts to receive payment from customers in arrears with their electricity bills. An additional budget has been approved for efforts to recover the losses of revenue. Some results have already been achieved. Since December 2016 there has been no significant increase in the default percentages, showing that this situation is being brought under control. We expect to see a more consistent decline in the percentages from now on.

The average indicator of default was reduced by 12.65% from December 2016 to December 2017. From the end of September to the end of December 2017 the reduction was 8.28%.

The Company uses various tools of communication and collection to prevent increase in default. Measures used include contact by telephone, email, collection requests by text and by letter, negative posting on credit registers, collection through the courts and, principally, disconnection of supply. Aneel Resolution 414 allows supply to be cut off after 15 days from receipt of a notice to the defaulting consumer.

As well as these various collection tools, in 2017 Cemig launched a campaign offering special conditions for negotiation and re-negotiation for low-voltage consumers, hospitals and public authorities.

The Company is confident that with more intense collection and disconnection the levels of default will be reduced in 2017.

Personnel

The expense on personnel was R$ 1.627 billion in 2017, 0.99% less than in 2016 (R$ 1.643 billion).

Gas bought for resale

In 2017 the Company recorded an expense of R$ 1.071 billion on acquisition of gas. This was 22.06% higher than the comparable expense of R$ 877 million in 2016. This mainly reflects a volume of gas bought for resale 23.11% higher (at 1,309,459m³ in 2017, vs. 1,063,677m³ in 2016), partially offset by lower charges under the new agreement between Gasmig and Petrobras, which reduced the daily gas offtake obligation.

Equity method gains in non-consolidated investees

In 2017 Cemig posted a net equity method loss of R$ 252 million, which compares with a net loss of R$ 302 million in 2016. This variation is mainly due to the better results with equity pickup from Light in 2017, which represented a gain of R $ 35 million compared to a loss of R $ 121 million in 2016. Despite the lower equity loss, Renova and the Santo Antônio plant reported losses of R $ 390 million and R $ 204 million in 2017, respectively.

Consolidated – R$ mn	Gain (loss) by equity method 2017	Gain (loss) by equity method 2016
Companhia Transleste de Transmissão	4,985	5,325
Companhia Transudeste de Transmissão	3,709	3,783
Companhia Transirapé de Transmissão	4,451	4,654
Transchile	—	1,776
Companhia de Transmissão Centroeste de Minas	5,058	5,667
Light	34,807	(120,512)
Axxiom Soluções Tecnológicas	(7,398)	(4,528)
Luce	295	(17,890)
RME	6,841	(17,757)
Hidrelétrica Cachoeirão	10,187	11,122
Guanhães Energia	(13,099)	(102,108)
Hidrelétrica Pipoca	2,292	5,571
Madeira Energia (Santo Antônio plant)	(109,129)	(71,093)
FIP Melbourne (Santo Antônio plant)	(94,678)	(63,755)
Lightger	1,858	4,088
Baguari Energia	16,590	41,037
Central Eólica Praias de Parajuru	(1,489)	287
Central Eólica Volta do Rio	(11,741)	(3,838)
Central Eólica Praias de Morgado	(7,622)	(2,440)
Amazônia Energia (Belo Monte Plant)	705	(6,659)
Ativas Data Center	(2,294)	(31,424)
Parati	—	(24,305)
Taesa	216,330	341,081
Renova	(390,249)	(373,313)
Itaocara	(1,741)	—
Aliança Geração	71,756	103,849
Aliança Norte (Belo Monte plant)	(2,352)	(6,551)
Retiro Baixo	9,688	16,089

Total	(252,240)	(301,844)

Financial revenue and expenses

Cemig posted net financial expenses in 2017 of R$ 997 billion, compared to net financial expenses of R$ 1.437 billion in 2016. The main factors are:

◾	Costs and charges on loans and financings 20.91% lower, at R$ 1.467 billion in 2017, compared to R$ 1.860 billion in 2016. This was due mainly to the increase of debt indexed to the CDI Rate, and the lower value of the CDI rate – the indexor for the debt: the CDI rate was 9.93% in 2017, compared to 14.06% in 2016.

◾	The result of FX variations in the year was lower: a net expense of R$ 53 million in 2017, compared to a new gain of R$ 26 million in 2016. This basically arises from an expense of R$ 57 million in Cemig GT in 2017 resulting from raising of funds indexed to the US dollar (Eurobonds);

◾	Expense on monetary updating of loans and financing 55.62% lower, at R$ 109 million in 2017, compared to R$ 245 million in 2016—due to the much lower IPCA inflation index in the year (2.95% in 2017, vs. 6.29% in 2016).

◾	Higher revenue from monetary variation on the CVA balances and Other financial components of tariffs: R$ 42 million in 2017, vs. R$ 204 million in 2016 – the 2016 figure contained an effect from ratification of the CVA amount by Aneel, in May 2016.

◾	Lower revenue from short-term financial investments: R$ 205 million in 2017, 35.34% less than in 2016 (R$ 317 million). This basically reflects the lower CDI rate in the year (9.93% in 2017, vs. 14.06% in 2016).

◾	Higher monetary updating of tied funds: R$ 191 million in 2017, compared to R$ 46 million in 2016. In 2017 the Company recognized a revenue item of R$ 82 million, for reversal of the provision for the lawsuit challenging the constitutionality of the inclusion of ICMS tax (payable or paid) within the calculation of the Pasep and Cofins taxes on revenue.

◾	There was an expense of R$ 46 million in 2017, for monetary adjustment on the pre-sale of power supply under a contract to bring forward power supply sales during the year.

Ebitda

Cemig’s consolidated Ebitda was 32.37% higher in 2017 than in 2016:

Ebitda – R$ million	2017	2016	Change,%
Net profit (loss) for the period	1,002	334	199.70
+ Income tax and Social Contribution tax	644	33	1,851.52
+ Net financial revenue (expenses)	997	1,437	(30.62)
+ Depreciation and amortization	850	834	1.92

= EBITDA	3,492	2,639	32.37

DEBT

The Company’s consolidated total debt on December 31, 2017 was R$ 14,397,697, or 5.15% less than at December 31, 2016.

	31/12/2017	31/12/2016%
Cemig
Total Debt	14,397,697	15,179,280	(5.15)
Net Debt	12,279,303	13,138,920	(6.54)
Cemig GT
Total Debt	8,320,163	8,633,671	(3.63)
Net Debt	7,381,202	7,768,760	(4.99)
Cemig D
Total Debt	5,682,691	6,198,251	(8.32)
Net Debt	4,851,213	5,429,819	(10.66)

Covenants – Eurobonds

For so long as any of the Notes are Outstanding, Cemig and Cemig GT will include calculations of each sub-item of Covenant EBITDA, Covenant Net Debt and Total Secured Debt, in addition to calculations for the following financial covenant ratios: Covenant Net Debt / Covenant EBITDA and Total Secured Debt /EBITDA.

12 months	2017	2017
R$ (in million)	H	GT
Net income for the period/year (i)	1,001	428
Net financial expenses	996	948
Income tax and Social Contribution tax	644	420
Depreciation and amortization	850	158

LAJIDA	3,491	1,954
minus minority interest result	252	519
minus provision for the variation in value of the put option obligations	347	115
minus non-operating result (which includes any gains on asset sales and any asset write-off or impairments)	(5)	43
plus non-cash expenses and non-cash charges, to the extent they are non-recurring	—	—
minus non-cash credits and gains increasing net income, to the extent they are non-recurring	(720)	(243)
plus any cash payments made on a consolidated basis during such period relating to non-cash charges that were added back in determining covenant EBITDA in any prior period	—	—
plus expenses related to adherence to the Minas Gerais State Tax Credits Regularization Plan (Plano de Regularização de Créditos Tributários – PRCT), incurred in the third quarter of 2017	562	30
minus non-cash revenues related to transmission and generation indemnification	(496)	(496)
plus cash dividends received from minority investments (as measured in the statement of cash flows)	354	165
minus monetary updating of concession grant fees	(317)	(317)
plus cash inflows related to power generation concession grant fee	234	234
plus cash inflows related to tranmission revenue for cost of capital coverage	264	264
plus cash inflows from generation indemnification, provided that such amount shall not exceed 30% of the sum of clauses (i) through this definition of Covenant EBITDA	—	—

Covenant LAJIDA	3,966	2,268

Consolidated Indebtedness	14,398	8,320
plus debt contracts with Forluz	1,003	227
plus carrying liability of any put option obligation	989	390
minus escrow account amounts deposited to satisfy any put option obligation	(88)	—
minus consolidated cash and cash equivalents; plus consolidated marketable securities recorded as current assets	(2,088)	(924)

Covenant Net Debt	14,214	8,013

Covenant net debt/covenant ebitda	3.58	3.53
Limit Covenant Net Debt to Covenant EBITDA Ratio	5.00	5.50
Total Secured Debt	5,951	2,441
Covenant EBITDA	3,966	2,268
Total Secured Debt to Covenant EBITDA Ratio	1.50	1.08
Limit Covenant Net Debt to Covenant EBITDA Ratio	2.00	1.50

RESULTS SEPARATED BY BUSINESS SEGMENT

INFORMATION BY MARKET SEGMENT ON DECEMBER 31, 2017
ITEM	ELECTRICITY			TELECOM	GAS	OTHER	ELIMINATIONS	TOTAL
	GENERATION	TRANSMISSION	DISTRIBUTION
ASSETS OF THE SEGMENT	14.365.635	3.954.921	20.021.054	347.344	2.000.287	1.582.372	(32.024)	42.239.589
ADDITIONS TO THE SEGMENT	4.723.336	1.122.046	1.917.527	—	—	29.316	—	7.792.225
Additions to the financial asset	307.794	—	1.082.877	46.687	56.619	778	—	1.494.755
INVESTMENTS IN SUBSIDIARIES AND JOINTLY-CONTROLLED ENTITIES	—	174.082	145.283	—	—	—	—	319.365
NET REVENUE	7.190.105	776.960	12.312.331	127.291	1.481.990	111.272	(288.259)	21.711.690
COST OF ELECTRICITY AND GAS
Electricity purchased for resale	(4.209.271)	—	(6.782.988)	—	—	(8)	72.791	(10.919.476)
Charges for use of the national grid	(352.455)	—	(1.002.452)	—	—	—	180.984	(1.173.923)
Gas bought for resale	—	—	—	—	(1.070.623)	—	—	(1.070.623)

Operational costs, total	(4.561.726)	—	(7.785.440)	—	(1.070.623)	(8)	253.775	(13.164.022)
OPERATING COSTS AND EXPENSES
Personnel	(281.120)	(106.285)	(1.123.026)	(20.249)	(55.434)	(40.912)	—	(1.627.026)
Profit sharing	(1.278)	(59)	(2.657)	(380)	—	(266)	—	(4.640)
Post-retirement obligations	39.235	19.316	179.589	—	—	(9.480)	—	228.660
Raw materials and inputs for Energy production	(11.097)	(3.595)	(43.267)	(255)	(1.962)	(400)	20	(60.556)
Materials	(10.371)	—	—	—	—	—	—	(10.371)
Outsourced services	(126.805)	(31.471)	(784.654)	(28.146)	(16.640)	(16.815)	30.574	(973.957)
Depreciation and amortization	(176.177)	—	(566.578)	(35.136)	(71.348)	(529)	—	(849.768)
Operational provisions (reversals)	(139.285)	(10.076)	(468.857)	(1.105)	(1.975)	(232.370)	—	(853.668)
Construction costs	—	(24.827)	(1.044.682)	—	(49.240)	—	—	(1.118.749)
Other operating expenses, net	(117.052)	(10.712)	(408.392)	(23.201)	(14.963)	187.484	3.890	(382.946)

Total cost of operation	(823.950)	(167.709)	(4.262.524)	(108.472)	(211.562)	(113.288)	34.484	(5.653.021)
OPERATING COSTS AND EXPENSES	(5.385.676)	(167.709)	(12.047.964)	(108.472)	(1.282.185)	(113.296)	288.259	(18.817.043)
OPERATIONAL PROFIT BEFORE EQUITY GAINS (LOSSES) AND FINANCIAL REVENUE (EXPENSES)	1.804.429	609.251	264.367	18.819	199.805	(2.024)	—	2.894.647
Equity method gains in non-consolidated investees	(519.024)	234.533	41.648	(2.295)	—	(7.102)	—	(252.240)
Financial revenues	225.856	8.968	397.277	3.059	48.400	120.153	—	803.713

Financial expenses	(1.161.112)	(3.443)	(815.025)	(13.635)	(42.657)	235.608	—	(1.800.264)
PRE-TAX PROFIT	350.149	849.309	(111.733)	5.948	205.548	346.635	—	1.645.856

Income and Social Contribution taxes	(256.648)	(188.831)	30.711	(3.274)	(71.533)	(154.685)	—	(644.260)

NET PROFIT ( LOSS)	93.501	660.478	(81.022)	2.674	134.015	191.950	—	1.001.596
Interest of the controlling shareholders	93.501	660.478	(81.022)	2.674	133.373	191.950	—	1.000.954

Interest of non-controlling shareholder	—	—	—	—	642	—	—	642

Electricity losses—2017

Control of electricity losses is one of Cemig D’s strategic objectives, and the Company has a structure dedicated to this: its Distribution Losses Measurement and Control Management Unit. Compliance with the target is monitored monthly, and measured by the Distribution Total Losses Index (Índice de Perdas Totais da Distribuição, IPTD). In the decision on the regulatory target, taken during the 3rd Tariff Review Cycle, the regulator, Aneel, made significant changes in the method of calculation of technical losses, imposing extremely challenging limits for Cemig D. The parameter Total losses comprises two components: (i) Technical losses, and (ii) Non-technical losses. The indicators for measurement of the two components: are the PPTD (Distribution Technical Losses Percentage); and the PPNT (Distribution Non-technical Losses Percentage).

Appendices

RAP (Permitted Annual Revenue—Transmission )—2017/2018 cycle
Annual Permitted Revenue (RAP)	RAP	% Cemig	Cemig Consolidado	Cemig GT
Cemig GT	687.018.817	100,00%	687.018.817	709.016.589
Cemig Itajuba	21.997.772	100,00%	21.997.772
Transleste	40.803.987	25,00%	5.950.581
Transudeste	25.290.697	24,00%	3.540.698
Transirapé	33.123.484	24,50%	4.733.898
Centroeste	17.399.265	51,00%	8.873.625
Taesa		32,00%	816.937.362
Transleste	40.803.987	5,00%	2.040.199
Transudeste	25.290.697	5,00%	1.264.535
Transirapé	33.123.484	5,00%	1.656.174
ETEO	88.077.706	100,00%	28.184.866
ETAU	24.216.647	52,58%	4.074.891
NOVATRANS	517.164.423	100,00%	165.492.616
TSN	427.855.624	100,00%	136.913.800
GTESA	9.361.375	100,00%	2.995.640
PATESA	25.008.641	100,00%	8.002.765
Munirah	36.484.440	100,00%	11.675.021
Brasnorte	10.062.251	38,66%	1.244.966
São Gotardo	5.203.930	100,00%	1.665.258
Abengoa
NTE	153.424.301	100,00%	49.095.776
STE	81.598.032	100,00%	26.111.370
ATEI	149.036.948	100,00%	47.691.823
ATEII	230.277.807	100,00%	73.688.898
ATEIII	116.301.579	100,00%	37.216.505
TBE
EATE	177.139.821	49,98%	88.538.694
STC	17.592.992	39,99%	7.034.930
Lumitrans	10.651.737	39,99%	4.259.193
ENTE	112.564.897	49,99%	56.270.002
ERTE	25.266.463	49,99%	12.629.871
ETEP	28.183.293	49,98%	14.087.265
ECTE	9.074.626	19,09%	1.732.599
EBTE	34.269.232	74,49%	25.527.494
ESDE	6.548.398	49,98%	3.273.180
ETSE	3.722.327	19,09%	710.696
Light	8.941.679	43,15%	3.858.335

RAP TOTAL CEMIG			1.507.814.513	709.016.589

Table Cemig D

CEMIG D Market
	(GWh)			GW
Quarter	Captive Consumers	TUSD ENERGY1	T.E.D2	TUSD PICK3
1Q16	6.408	4.053	10.460	29
2Q16	6.711	4.497	11.208	29
3Q16	6.365	4.424	10.788	29
4Q16	6.402	4.409	10.811	30
1Q17	6.249	4.274	10.523	30
2Q17	6.314	4.287	10.601	31
3Q17	6.232	4.586	10.817	31
4Q17	6.221	4.591	10.813	31

1.	Refers to the quantity of electricity for calculation of the regulatory charges charged to free consumer clients (“Portion A”).
2.	Total electricity distributed.
3.	Sum of the demand on w hich the TUSD is invoiced, according to demand contracted (“Portion B”).

Operating Revenues	4Q17	4Q16	Change%	2017	2016	Change%
Sales to end consumers	4.374	4.260	3	16.443	16.687	(1)
TUSD	389	367	6	1.643	1.741	(6)
CVA and Other financial components in tariff	840	(518)	—	988	(1.455)	—
adjustment
Construction revenue	339	248	37	1.045	1.102	(5)
Others	496	283	75	1.371	1.141	—
Subtotal	6.439	4.640	39	21.490	19.216	12
Deductions	(2.408)	(2.045)	18	(9.177)	(8.620)	6
Net Revenues	4.031	2.596	55	12.312	10.597	16

Operating Expenses	4Q17	4Q16	Change%	2017	2016	Change%
Personnel/Administrators/Councillors	246	295	(17)	1.123	1.147	(2)
Employee Participation	(15)	(17)	(10)	3	10	(73)
Forluz – Post-Retirement Employee Benefits	(381)	65	—	(180)	231	—
Materials	11	13	(11)	43	42	3
Contracted Services	234	201	16	785	674	16
Purchased Energy	2.066	1.403	47	6.783	5.260	29
Depreciation and Amortization	160	157	2	561	525	7
Operating Provisions	121	174	(30)	469	544	(14)
Charges for Use of Basic Transmission Network	341	154	121	1.002	760	32
Cost from Operation	339	248	37	1.045	1.102	(5)
Other Expenses	168	110	53	408	395	3
Total	3.290	2.801	17	12.043	10.688	13

Statement of Results	4Q17	4Q16	Change%	2017	2016	Change%
Net Revenue	4.031	2.596	55	12.312	10.597	16
Operating Expenses	3.290	2.801	17	12.043	10.688	13
EBIT	740	(206)	—	270	(92)	—
EBITDA	901	(49)	—	831	433	92
Financial Result	(104)	(85)	22	(418)	(335)	25
Provision for Income Taxes, Social Cont & Deferred Income Tax	(215)	80	—	31	103	(70)
Net Income	421	(211)	—	(117)	(324)	(64)

Table Cemig GT

Operating Revenues	4Q17	4Q16	Change%	2017	2016	Change%
Sales to end consumers	1.027	864	19	3.945	3.647	8
Supply	878	956	(8)	3.191	2.930	9
Revenues from Trans. Network	191	111	72	519	410	27
Gain on monetary updating of Concession Grant Fee	76	87	(12)	317	300	6
Construction revenue	14	17	(22)	25	54	(54)
Transactions in the CCEE	130	15	746	651	152	327
Transmission indemnity revenue	77	59	32	373	751	(50)
Generation indemnity revenue	12	—	—	272	—	—
Others	16	16	(0)	46	37	24
Subtotal	2.422	2.126	14	9.339	8.281	13
Deductions	(352)	(410)	(14)	(1.552)	(1.472)	5
Net Revenues	2.070	1.716	21	7.787	6.809	14

Operating Expenses	4Q17	4Q16	Change%	2017	2016	Change%
Personnel/Administrators/Councillors	83	98	(16)	383	379	1
Employees’ and managers’ profit shares	(5)	(5)	—	1	1	15
Forluz – Post-Retirement Employee Benefits	(121)	21	—	(59)	77	—
Materials	5	4	28	14	13	5
Raw Materials and Supplies Energy Production	10	—	—	10	—	—
Contracted Services	47	42	10	143	141	2
Depreciation and Amortization	35	41	(15)	158	183	(13)
Operating Reserves	43	35	23	150	98	53
Charges for Use of Basic Transmission Network	93	88	6	350	318	10
Purchased Energy	1.179	760	55	4.170	3.052	37
Construction Cost	14	17	(22)	25	54	(54)
Other Expenses	86	31	180	126	78	63
Total	1.468	1.132	30	5.472	4.393	25

Statement of Results	4Q17	4Q16	Change%	2017	2016	Change%
Net Revenue	2.070	1.716	21	7.787	6.809	14
Operating Expenses	1.468	1.132	30	5.472	4.393	25
EBIT	603	584	3	2.315	2.416	(4)
Equity equivalence results	(361)	(292)	(24)	(519)	(448)	16
Adjustment for impairment of Investments	—	(763)	—	—	(763)	—
EBITDA	277	(430)	(164)	1.954	1.388	41
Financial Result	(219)	(268)	(18)	(948)	(1.143)	(17)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(120)	274	—	(420)	7	—
Net Income	(97)	(465)	(79)	428	70	513

Table Cemig

Energy Sales (Consolidated)(GWh)	4Q17	4Q16	Change%	2017	2016	Change%
Residential	2.518	2.510	0	10.008	9.916	1
Industrial	4.598	4.953	(7)	17.761	19.494	(9)
Commercial	1.926	1.665	16	7.507	6.573	14
Rural	882	875	1	3.651	3.575	2
Others	881	885	—	3.534	3.488	1

Subtotal	10.806	10.888	(1)	42.462	43.046	(1)
Own Consumption	11	10	11	37	37	1
Supply	3.610	3.695	(2)	12.777	12.508	2

TOTAL	14.426	14.593	(1)	55.277	55.592	(1)

Energy Sales	4Q17	4Q16	Change%	2017	2016	Change%
Residential	2.045	2.000	2	7.842	7.819	—
Industrial	1.273	1.353	(6)	4.907	5.396	(9)
Commercial	1.123	1.089	3	4.342	4.359	—
Rural	425	390	9	1.629	1.463	11
Others	440	414	6	1.658	1.620	2

Electricity sold to final consumers	5.306	5.247	1	20.378	20.657	(1)
Unbilled Supply, Net	570	39	1.368	1.596	60	2.571
Supply	438	829	(47)	1.728	2.713	(36)

TOTAL	6.314	6.114	3	23.701	23.430	1

Operating Revenues	4Q17	4Q16	Change%	2017	2016	Change%
Sales to end consumers	5.411	5.153	5	20.438	20.458	(0)
TUSD	380	357	6	1.611	1.705	(6)
Supply	902	961	(6)	3.263	2.972	10
Transactions in the CCEE	324	22	1.378	860	161	435
CVA and Other financial components in tariff adjustment	840	(518)	—	988	(1.455)	—
Gain on monetary updating of Concession Grant Fee	76	87	(12)	317	300	6
Revenues from Trans. Network	150	84	78	371	312	19
Construction revenue	382	275	39	1.119	1.193	(6)
Gas supply	453	407	11	1.759	1.444	22
Transmission Indemnity Revenue	77	59	32	373	751	(50)
Others	393	341	15	1.492	1.429	4
Subtotal	9.401	7.229	30	32.862	29.269	12

Deductions	(2.843)	(2.563)	11	(11.151)	(10.497)	6

Net Revenues	6.558	4.666	41	21.712	18.773	16

Operating Expenses	4Q17	4Q16	Change%	2017	2016	Change%
Personnel/Administrators/Councillors	351	426	(18)	1.627	1.643	(1)
Employee Participation	(21)	(23)	(8)	5	7	(37)
Forluz – Post-Retirement Employee Benefits	(522)	96	—	(229)	345	—
Materials	17	17	2	61	58	5
Raw materials and inputs for production of electricity	10	—	—	10	—	—
Contracted Services	293	266	10	974	867	12
Purchased Energy	3.234	2.146	51	10.919	8.273	32
Depreciation and Amortization	233	233	—	850	834	2
Operating Provisions	295	(10)	—	854	704	21
Charges for Use of Basic Transmission Network	383	206	86	1.174	947	24
Gas bought for resale	281	254	11	1.071	877	22
Cost from Operation	382	275	39	1.119	1.193	(6)
Other Expenses	71	(219)	—	383	154	149

TOTAL	5.008	3.667	37	18.817	15.903	18

Financial Result Breakdown	4Q17	4Q16	Change%	2017	2016	Change%
Financial revenues	254	206	23	804	1.041	(23)

Revenue from cash investments	34	97	(65)	205	317	(35)
Arrears penalty payments on electricity bills	68	65	4	261	277	(6)
Exchange rate	(1)	6	—	19	62	(69)
Monetary updating	123	48	156	237	152	56
Monetary updating—CVA	—	(3)	—	—	204	—
Taxes applied to Financial Revenue	(17)	(34)	(48)	(53)	(88)	(40)
Other	47	27	75	134	117	15

Financial expenses	(528)	(590)	(10)	(1.800)	(2.478)	(27)
Costs of loans and financings	(332)	(496)	(33)	(1.534)	(1.928)	(20)
Exchange rate	(60)	(16)	273	(73)	(35)	106
Monetary updating – loans and financings	(34)	(13)	163	(109)	(245)	(56)
Monetary updating – paid concessions	(1)	—	—	—	(3)	—
Charges and monetary updating on Post-employment obligations	(17)	(16)	7	(65)	(103)	(36)
Other	(84)	(49)	71	(20)	(163)	(88)

Financial revenue (expenses)	(275)	(384)	(28)	(997)	(1.437)	(31)

Cash Flow Statement	2017	2016	Change%
Cash at beginning of period	995	925	8

Cash generated by operations	580	1.213	(52)

Net profit	1.002	335	199
Current and deferred income tax and Social Contribution tax	644	33	1.842
Depreciation and amortization	850	834	2
Passthrough from CDE	(403)	1.796	—
Equity gain (loss) in subsidiaries	252	302	16
Provisions (reversals) for operational losses	854	704	21
Dividends received from equity holdings	354	683	(48)
Interest paid on loans and financings	(1.797)	(2.369)	(24)
Consumers and traders	(818)	(56)	1.371
Others	(359)	(1.049)	66

Financing activities	(158)	(529)	70
Financings obtained and capital increase	3.297	5.737	(43)
Payments of loans and financings	(4.131)	(5.592)	(26)
Interest on Equity, and dividends	(540)	(675)	(20)
Advance against Future Capital Increase	1.215	—	—

Investment activity	(386)	(614)	(37)
Securities—Financial Investment	(4)	1.401	(100)
Acquisition of ownership interest and future capital commitments	474	(506)	—
Financial assets	—	—	—
Fixed and Intangible assets	(856)	(1.508)	(43)

Cash at end of period	1.030	995	4

Total Cash	2.118	2.040

BALANCE SHEETS (CONSOLIDATED)—ASSETS	2017	2016
CURRENT	8.537	8.285
Cash and cash equivalents	1.030	995
Securities	1.058	1.014
Consumers and traders	3.885	3.425
Financial assets of the concession	848	730
Tax offsetable	174	236
Income tax and Social Contribution tax recoverable	340	590
Dividends receivable	77	11
Linked funds	106	—
Inventories	38	49
Passthrough from CDE (Energy Development Account)	73	64
Other credits	907	803

NON-CURRENT	33.702	33.750
Securities	30	31
Consumers and traders	255	146
Tax offsetable	231	178
Income tax and Social Contribution tax recoverable	21	112
Deferred income tax and Social Contribution tax	1.871	1.797
Escrow deposits in legal actions	2.336	1.887
Other credits	644	1.279
Financial assets of the concession	6.605	4.971
Investments	7.792	8.753
PP&E	2.762	3.775
Intangible assets	11.156	10.820

TOTAL ASSETS	42.239	42.036

BALANCE SHEETS LIABILITIES AND SHAREHOLDERS’ EQUITY	2017	2016
CURRENT	8.662	11.447

Suppliers	2.343	1.940
Regulatory charges	513	381
Profit shares	9	18
Taxes	705	794
Income tax and Social Contribution tax	115	27
Interest on Equity, and dividends, payable	428	467
Loans and financings	2.371	4.837
Payroll and related charges	207	225
Post-retirement liabilities	232	199
Other obligations	1.233	1.412
Provisions for losses on investments	507	1.150

NON-CURRENT	19.247	17.654
Regulatory charges	250	455
Loans and financings	12.027	10.342
Taxes	28	724
Income tax and Social Contribution tax	735	582
Provisions	678	815
Post-retirement liabilities	3.954	4.043
Provisions for losses on investments	308	192
Other obligations	1.267	502

STOCKHOLDERS’ EQUITY	14.326	12.930
Share capital	6.294	6.294
Capital reserves	1.925	1.925
Profit reserves	5.729	5.200
Adjustments to Stockholders’ equity	(837)	(488)
Advance against Future Capital Increase	1.215	—

NON- CONTROLLING STOCKHOLDER´S EQUITY	4	4

TOTAL LIABILITIES	42.239	42.036

PRESENTATION OF 2017 RESULTS

CEMIG
RESULTS 2017
Assertive decision-making points to path of success

Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties, which may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.
These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, and market conditions in the electricity sector; and on our expectations for future results, many of which are not under our control.
Important factors that could lead to significant differences between actual results and the projections about future events or results include our business strategy, Brazilian and international economic conditions, technology, our financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Because of these and other factors, our real results may differ significantly from those indicated in or implied by such statements.
The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions.
None of our professionals nor any of their related parties or representatives shall have any liability for any losses that may result from the use of the content of this presentation.
To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the
Reference Form filed with the Brazilian Securities Commission – CVM – and in the 20-F form filed with the U.S. Securities and
Exchange Commission – SEC.
In this material, financial amounts are in R$ million (R$ mn) unless otherwise stated.
Financial data reflect the adoption of IFRS.

2017 Results
Net revenue
Ebitda
Net profit
15.7%
18.773
21.712
2016
2017
32.4%
2.638
3.492
2016
2017
198.8%
335
1.001
2016
2017

•	Factors in 2017 net revenue:
•	CVA item this year is a gain of R$ 988 million– in 2016 it was negative R$ 1.455 million
•	Generation Indemnity revenue: gain of R$ 272 million
•	Ebitda includes expense of R$ 564 million for ICMS tax Regularization Plan (PRCT)
•	Changes to life insurance cut aggregate post-retirement obligation by R$ 619 million
•	Lower debt, and lower Selic rate, reduce debt expense by R$ 530 million
•	Investees’ equity contribution: R$ 252 million negative, vs. R$ 302 million negative in 2016

1	‘Nova Regularize’ = Minas Gerais State Tax Regularization Plan.

Consolidated net revenue
15.7%
18.773
21.712
2016
2017
Volume sold - GWh
-0.6%
55.592
93
1.734
934
77
46
269
55.277
2016
Residential
Industrial
Commercial
Rural
Others
Wholesale
2017
•From 2016 to 2017, change in CVA contributed R$ 2.443 billion positive in net revenue
•Revenue from supply of gas 21.8% higher, at R$ 315 million
•Generation indemnity revenue gain of R$ 272 million
•for adjustment to yet unamortized balance of concessions for the São Simão and Miranda Plants, as per Ministry Order 291/17. Asset now totals R$ 1.084 billion.
•Revenue from transactions in CCEE R$ 699 million higher than in 2016
•R$ 562 million expense posted for ICMS tax settlement program

Operational expenses

18.3%
15.903
18.817
2016
2017

4.3%
2,924
3,050
356
867
58
1.643
388
974
61
1.627
2016
2017
P
M
S
O

Change in consolidated operational expenses, 2016–2017

-16
-3
-573
3
107
2.647
15
150
226
194
165
Personnel
Profit shares
Post-employment
Materials
Outsourced
Bought energy
Dep' and + amort.
Provisions
Transmission grid
Gas bought for resale
Other expenses

5

Operational expenses
15.903
18.817
2016
2017
18.3%
-16
-3
-573
3
107
2.647
15
150
226
194
165
Change in consolidated operational expenses, 2016–2017
.Personnel expenses: lower due to voluntary retirement program
.1,189 employees joined the program in 2017
.Reassessment of Life insurance reduces total post-retirement obligation by R$ 619 million
.Electricity and gas purchased for resale: total costs higher
.Action taken help reduce default
.Default provision down from R$ 382 million in 2016 to R$ 248 million in 2017
.Provisions for losses on investments
.Parati – R$ 231 million provision in 2017, balance R$ 507 million
.SAAG– R$ 115 million provision in 2017, balance R$ 312 million
1.643
1.627
58
61
867
974
356
388
2016
2017
P
M
S
O
4.3%
2,924
3,050

Cemig, consolidated: debt profile
Maturities timetable – Average tenor: 4.1 years
Total net debt: R$ 12.3 billion
2.371
1.712
2.001
2.394
1.990
223
3.487
220
2018
2019
2020
2021
2022
2023
2024
After 2024
Each 1 p.p. reduction in Selic rate estimated to reduce debt cost by R$ 127 million
Financial expenses are already lower due to reduction in the Selic rate: R$ 530 million lower in 2017 compared to 2016
Main indexors
50%
26%
23%
1%
CDI
IPCA
DÓLAR
OUTROS
Dollar
Other
Debt in Dollar converted into CDI percentage per hedging instrument, within a band of Exchange variation
Cost of debt – %
3,74
8,40
8,29
8,97
7,22
6,01
14,28
15,89
15,95
12,03
10,39
9,09
2015
2016
mar/17
jun/17
set/17
2017
Real
Nominal
Leverage – %
Net debt
Ebitda
Net Debt
Stockholders’
equity + Net debt
48,9
50,4
49,5
49,0
46,1
4,98
4,21
3,98
6,20
3,52
2016
mar-17
jun-17
set-17
2017

Cemig GT – 2017 results
Net revenue
Ebitda
Net profit
1.389
1.954
2016
2017
6.809
7.787
2016
2017
14.4%
40.7%
70
428
2016
2017
511.4%
Generation indemnity revenue gain of R$ 272 million
.for adjustment to yet unamortized balance of concessions for São Simão and Miranda Plants (Ministry Order 291/17)
.Revenue from supply of power up 8.5% (= up R$ 559 million) from 2016
.Revenue from transactions on CCEE R$ 499 million higher
.ICMS tax Regularization plan: impact of R$ 29 million on Ebitda, R$ 20 million on Net profit.
.Cost of supply bought for resale 36% higher (R$ 1.118 billion)
.2017 Equity method contribution R$ 519 million negative, vs. R$ 448 million negative in 2016

Cemig GT – debt profile

Maturities timetable – Average tenor: 4.3 years

Total net debt: R$ 7.4 billion

Main indexors

16%
40%
44%
CDI
IPCA
Dollar

Cost of debt- %

14,41
16,03
16,11
12,07
9,85
10,07
9,23
3,66
8,59
8,46
7,41
6,14
2015
2016
Mar-17
Jun-17
Sep-17
2017
Real
Nominal

Leverage - %

Net debt / Ebitda
5,60
4,51
4,53
5,78
3,78
Net Debt / Stockholders' equity + Net debt
62,9
60,9
58,3
58,2
60,6
2016
Mar-17
Jun-17
Sep-17
2017

8

Cemig GT – debt profile
Maturities timetable – Average tenor: 4.3 years
Total net debt: R$ 7.4 billion
Leverage - %
Main indexors
Cost of debt- %
3,66
8,59
8,46
9,85
7,41
6,14
14,41
16,03
16,11
12,07
10,07
9,23
2015
2016
Mar-17
Jun-17
Sep-17
2017
Real
Nominal
Restrictive covenants
For details see Note 18 (Loans, financings and debentures)
Net debt
Ebitda
Net Debt
Stockholders’
equity + Net debt
44%
16%
40%
CDI
IPCA
DÓLAR
Dollar
1.607
937
1.110
1.094
326
-
3.246
2018
2019
2020
2021
2022
2023
2024
5,60
4,51
4,53
5,78
3,78
62,9
60,9
58,3
58,2
60,6
2016
Mar-17
Jun-17
Sep-17
2017
.Debt in Dollar converted into CDI percentage per hedging instrument, within a band of Exchange variation

Cemig D— 2017 results
10.596
12.312
2016
2017
433
831
2016
2017
-324
-117
2016
2017
16.2%
91.9%
63.9%
.Consumption in Cemig D’s concession area:
.Volume distributed: 1.10% lower
.Captive market: 3.1% lower
.Supply transported: 2.05% higher
.CVA – positive effect on net profit
.CVA item this year is R$ 988 million gain – in 2016 it was negative R$ 1.455 billion
.ICMS tax regularization plan: R$ 535 million effect on Ebitda, R$ 368 million on Net profit.
.Default provision R$ 228 million, vs. R$ 381 million in 2016
.Fall in Selic interest rate and debt reduced cost of debt in the year by R$ 272 million

Cemig D – Debt profile

CEMIG

Maturities timetable – Average tenor: 4.0 years

Total net debt: R$ 4.9 billion

Main indexors

43%
56%
1%
RGR
CDI
IPCA

Cost of debt- %

14,31
15,87
15,95
10,97
8,95
9,57
8,93
4,01
8,06
8,04
6,90
5,87
2015
2016
mar/17
jun/17
Sep-17
2017
Real
Nominal

Leverage – %

Net debt
Ebitda
12,55
10,39
13,78
Net Debt
Stockholders' equity + Net debt
66,2
68,0
69,3
73,9
5,84
56,5
2016
mar/17
jun/17
set/17
2017

10

Cemig D— Debt profile
Total net debt: R$ 4.9 billion
Leverage – %
Maturities timetable – Average tenor: 4.0 years
Main indexors
Cost of debt- %
4,01
8,06
8,04
8,95
6,90
5,87
14,31
15,87
15,95
10,97
9,57
8,93
2015
2016
mar/17
jun/17
Sep-17
2017
Real
Nominal
Net debt
Ebitda
Net Debt
Stockholders’
equity + Net debt
1%
56%
43%
RGR
CDI
IPCA
594
683
860
1.227
1.633
223
243
220
2018
2019
2020
2021
2022
2023
2024
After
2024
66,2
68,0
69,3
73,9
56,5
2016
mar/17
jun/17
set/17
2017
12,55
10,39
13,78
5,84

Investment
2017
GENERATION
277
Investment program 22
Aportes
255
Renova Energia S.A.
18
Aliança Norte
52
SPE – Guanhães
97
SPE - Amazônia Energia Participações S.A. (Belo Monte)
85
Usina Hidrelétrica Itaocara S.A.
3
TRANSMISSION
33
Investment program
33
CEMIG D
1,013
Investment program
1,013
Total
1,545

Cash flow
1.030
1.058
Cash flow
Operations
R$579
Financing
-R$158
Investment
-R$386
Securities
995
1.030
1.001
1.897
1.797
522
1.215
833
540
258
473
1.117
Cash start of 2017
Profit 2017
Expenses (revenues) not affecting cash
Interest paid on loans and financings
Others
Subscription of shares
Loans and debentures
Dividends + Interest on Equity
Cash investments
Investments Intangible +
other
Cash end of 2017
NET CHANGE IN CASH AND EQUIVALENTS– R$35
Total
2,088

Highlights
Debt profile lengthened
Bank debt re-profiled; Eurobond issue
Execution of disinvestment program
So far: R$ 797 million
Capital increase – submitted for ratification to EGM, April 23
Total subscribed: R$ 1.325 billion
Cemig D Tariff review
Effective May 28, 2018
DECi and FECi
Both indices are within Aneel limit

Debt profile lengthened:

✓ Short term debt of R$ 3.4 billion re-profiled

- National brBBB- scale for brBBB, with a positive outlook

Debt profile of Cemig GT (Dec/17)
Prior debt, maintained
New Maturities
MILLIONS
3.000
2.500
2.000
1.500
1.000
500
-
1.607
247
690
247
863
247
848
326
3.245
2018
2019
2020
2021
2022
2023
2024
2025

Debt profile of Cemig D (Dec/17)
Prior debt, maintained
New Maturities
MILLIONS
1.600
1.400
1.200
1.000
800
600
400
200
-
594
182
501
365
495
729
498
1.425
209
223
242
220
2018
2019
2020
2021
2022
2023
2024
2025

14

Debt profile lengthened:
Short term debt of R$ 3.4 billion re-profiled
Amortization in 36 monthly tranches
Cemig GT: R$ 741 million – from January 2019
Cemig D: R$ 2.700 billion – from July 2019
Successful Eurobond issue – for US$1 billion (R$ 3.2 billion)
maturity 7 years, coupon 9.25%
Secondary market yield trading at ~7.5%
Improved credit perception, raising S&P´s rating on the Company
National brBBB- scale for brBBB, with a positive outlook
1.607
690
863
848
326
-
-
-
247
247
247
-
3.245
-
500
1.000
1.500
2.000
2.500
3.000
2018
2019
2020
2021
2022
2023
2024
2025
MILLIONS
Debt profile of Cemig GT (Dec/17)
Dĺvida mantida
Dĺvida do Reperfilamento/Bond
594
501
495
498
209
223
242
220
182
365
729
1.425
-
-
-
-
200
400
600
800
1.000
1.200
1.400
1.600
2018
2019
2020
2021
2022
2023
2024
2025
MILLIONS
Debt profile of Cemig D (Dec/17)
Dĺvida mantida
Dĺvida do Reperfilamento
Prior debt, maintained
New Maturities
Prior debt, maintained
New Maturities

Our disinvestment program – execution

CEMIG

Company	% Stake	Book value R$ mn	Status
Realized			
taesa	9.86%	717[1]	Block trade completed Sale of 34 million Units. Cemig interest reduced from 31.54% to 21.68% (Nov. 2017)
TRANSMINEIRA	25%	80[1]	Transfer, to Taesa, completed (Nov. 2017); R$ 24 mn received as dividends and R$ 56 mn paid by Taesa on closing.
Em andamento			
CEMIG TELECOM	100%	247[2]	Absorption of CemigTelecom by Cemig completed on March 31, 2018.
RENOVA ENERGIA	-	413[3]	Proposal by Cemig to Renova that Renova should sell its 51% interest in Brasil PCH to a third party or to Cemig itself, as a means of making possible settlement of amounts owed to Cemig GT for advance payments under a power supply contract. Involves no disbursement by Cemig (Mar. 2018)
Light	48.86%	1,350[4]	In negotiation with proposers
SantoAntonio	18%	1,117[2]	Resumption of negotiations with potential purchaser
Consórcios de Exploração de Gás	24.50%	16[2]	Tender will be published in April 2018
GASMIG	ON (common) shares - 49% PN (preferred) shares - 100%	1,180[2]	Structuring of the sale model
norte energia	12%	1,443[2]	Transaction postponed to 2019
Cachoeirão, Pipoca, Paracambi	49%	125[2]	Transaction postponed to 2019

15

Our disinvestment program — execution
Company%
Stake
Book value R$ mn
Status
Realized
9.86%
717¹
Block trade completed Sale of 34 million Units. Cemig interest reduced from 31.54% to 21.68% (Nov. 2017)
25%
80¹
Transfer, to Taesa, completed (Nov. 2017); R$24 mn received as dividends and R$56 mn paid by Taesa on closing.
Em andamento
100%
247²
Absorption of CemigTelecomby Cemigcompleted on March 31, 2018.
-
413³
Proposal by Cemigto Renovathat Renovashould sell its 51% interest in BrasilPCH to a third party or to Cemigitself, as a means of making possible settlement of amounts owed to CemigGT for advance payments under a power supply contract. Involves no disbursement by Cemig(Mar. 2018)
48.86%
1,3504
In negotiation with proposers
18%
1.117²
Resumption of negotiations with potential purchaser
Consórcios de Exploração de Gás
24.50%
16²
Tender will be published in April 2018
ON (common) shares -49% PN (preferred) shares -100%
1,180²
Structuring of the sale model
12%
1,443²
Transaction postponed to 2019
Cachoeirão, Pipoca, Paracambi
49%
125²
Transaction postponed to 2019
(1)Effective amount of transaction.
(2)Amounts reported in the Company’s accounting. Do not represent a guarantee or expectation of the real sale value of the assets.
(3)Amount of the advance against receivables, payable by Renova.
(4)Market value (São Paulo Stock Exchange – B3) on March 29, 2018: R$ 13.55/share.

Ratification of capital increase
Stockholders subscribe R$ 1.3 billion
.Same rights as existing shares of same class
Shares
Subscription
Auction On 21st of March,2018
Total subscription
ON
53,720
13,130
66,850
PN
131,246
1,816
133,061
Total
184,966
14,945
199,911
Valores Subscritos
R$ 1,215,223
R$ 110,700
R$ 1,325,923
Proposal for ratification submitted to EGM (April 23)
.Cemig’s share capital
Type
Nº of shares
Subscription
Total shares
ON
420,764
66,850
487,614
PN
838,077
133,061
971,138
Total Ações
1,258,841
199,911
1,458,752

Preliminary result for Cemig D Tariff Review
•Aneel released preliminary readjustment in the Technical Note 45/2018-SGT
•Main points of the Review for the 4th Tariff Cycle:
.Investment around R$ 5 billion
.Investment on ‘Special obligations´ around R$ 1.2 billion
.Opex: Cemig D scores above average in efficiency metrics
•The Aneel proposal – main figures
Cemig D Tariff review
2013
2018 Proposed
Remuneration Base – gross R$
15,724
21,480
Remuneration Base – net R$
5,849
9,277
Average depreciation rate
3.84%
3.84%
Remuneration of the special obligations
-
142
WACC
7.51%
8.09%
CAIMI R$
147
336
QRR R$
590
824
Remuneration of capital R$
587
1,274

Quality indicators – DEC and FEC

DECi
11,62
11,32
2,22
9,30
11,52
2,16
8,60
10,76
2016
2017
DECi Scheduled
DECi Accidental
Target

FECi
8,12
7,76
0,75
4,56
5,31
0,77
4,52
5,29
2016
2017
FECi Scheduled
FECi Accidental
Target

18

Quality indicatiors – DEC and FEC
Quality of electricity supply, and as a result maintain the satisfaction of clients and consumers
DECi
9,30
8,60
2,22
2,16
11,62
11,32
2016
2017
DECi Scheduled
DECi Accidental
Target
FECi
4,56
4,52
0,75
0,77
8,12
7,76
2016
2017
FECi Scheduled
FECi Accidental
Target
5,31
5,29
11,52
10,76

CEMIG

Investor relations

Tel: +55 (31) 3506-5024

ri@cemig.com.br

http://ri.cemig.com.br

CMIG3 NÍVEL 1 BOVESPA BRASIL | CMIG4 NÍVEL 1 BOVESPA BRASIL | CIG LISTED NYSE | CIG.C LISTED NYSE | LATIBEX XCMIG | Índice de Sustentabilidade Empresarial ISE 2018 | MEMBER OF Dow Jones Sustainability Indices In Collaboration with RobecoSAM | CDP

CEMIG
Investor relations
Tel: +55 (31) 3506-5024
ri@cemig.com.br
http://ri.cemig.com.br

MATERIAL ANNOUNCEMENT DATED APRIL 2, 2018: ABSORPTION OF CEMIGTELECOM COMPLETED

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Absorption of CemigTelecom completed

Complementing the Material Announcements published on January 12 and February 28, 2018, and in accordance with CVM Instruction 358 of January 3, 2002, as amended, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

The absorption of Cemig Telecomunicações S.A. (CemigTelecom) by Companhia Energética de Minas Gerais – Cemig was completed on March 31, 2018 (‘the Absorption Date’).

Since this is an absorption of a wholly-owned subsidiary, there was no capital increase nor issue of new shares by Cemig. The shares in the subsidiary were canceled, on the Absorption Date, and the necessary accounting records made.

Cemig reiterates its commitment to keep stockholders and the market timely informed in accordance with the applicable law and regulations.

Belo Horizonte, April 2, 2018

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Office

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

BYLAWS, UPDATED VERSION AS APPROVED BY THE EXTRAORDINARY

GENERAL MEETING OF STOCKHOLDERS HELD ON APRIL 23, 2018

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Below are the original by-laws of Cemig approved by the General Meeting held for formation of the Company, on May 22, 1952, the minutes of which were filed with the Minas Gerais Commercial Board (JUCEMG) on May 27, 1952, under No. 57386, as amended by all the General Meetings of Stockholders held for the purpose of altering the Bylaws, up to and including the most recent Extraordinary General Meeting of Stockholders, on April 23, 2018.

B Y L A W S

CHAPTER I

Name, constitution, objects, head office and duration

Clause 1	Companhia Energética de Minas Gerais – Cemig, constituted on May 22, 1952 as a corporation with mixed private and public sector stockholdings, is governed by these Bylaws and by the applicable legislation, and its objects are:

–	to operate in the various fields of energy, from whatever source, with a view to economic and commercial operation;

–	to provide consultancy services within its field of operation to companies in and outside Brazil; and to carry out activities directly or indirectly related to its objects, including the development and commercial operation of telecommunication and information systems, to build, operate and commercially operate systems of generation, transmission, distribution and sale of electricity, and related services;

–	to operate in the various fields of energy, from whatever source, with a view to economic and commercial operation; to provide consultancy services, within its field of operation, to companies in and outside Brazil; and

–	to carry out activities directly or indirectly related to its objects, including development and commercial operation of telecommunication and information systems.

§1	The activities specified in this Clause may be exercised directly by Cemig or, as intermediary, by companies constituted by it or in which it may hold a majority or minority stockholding interest, upon decision by the Board of Directors, under State Laws 828 of December 14, 1951, 8655 of September 18, 1984, 15290 of August 4, 2004 and 18695 of January 5, 2010.

§2	No subsidiary of Cemig, wholly-owned or otherwise, may take any action which might affect the condition of the State of Minas Gerais as controlling stockholder of the Company, in the terms of the Constitution of the State of Minas Gerais and the legislation from time to time in force.

§3	Since the Company’s securities are traded in the special listing segment referred to as Level 1 Corporate Governance of the BM&FBovespa Stock, Commodities and Futures Exchange, the Company, its stockholders, Managers and members of its Audit Board are subject to the provisions of the BM&FBovespa Level 1 Differentiated Corporate Governance Practice Regulations.

Clause 2	The Company shall have its head office and management in Belo Horizonte, capital city of the state of Minas Gerais, Brazil, and may open offices, representations or any other establishments in or outside Brazil, upon authorization by the Executive Board.

Clause 3	The Company shall have indeterminate duration.

CHAPTER II

Capital and shares

Clause 4	The share capital of the Company is R$ 7,293,763,005.00, (seven billion two hundred ninety three million seven hundred sixty three thousand and five Reais), represented by:

a)	487,614,213 (four hundred eighty seven million six hundred fourteen thousand two hundred thirteen) nominal common shares each with nominal value of R$ 5.00; and

b)	971,138,388 (nine hundred seventy one million one hundred thirty eight thousand three hundred eighty eight) nominal preferred shares, each with nominal value of R$ 5.00

§1	The right to vote shall be reserved exclusively for the common shares, and each common share shall have the right to one vote in decisions of the General Meeting of Stockholders.

Clause 5	The preferred shares shall have right of preference in the event of reimbursement of shares and shall have the right to a minimum annual dividend of the greater of the following amounts:

a)	10% (ten percent) of their nominal value;

b)	3% (three percent) of the value of the stockholders’ equity corresponding to the shares.

Clause 6	The common shares and the preferred shares shall have equal rights to distribution of bonuses and stock dividends.

§1	Capitalization of monetary adjustment to the value of the registered capital shall require a decision by the General Meeting of Stockholders, but shall be mandatory when the limit specified in Article 297 of Law 6404 of December 15, 1976 is reached.

Clause 7	In business years in which the Company does not obtain sufficient profit to pay dividends to its stockholders, the State of Minas Gerais shall guarantee to the shares issued by the Company up to August 5, 2004 and held by individual persons a minimum dividend of 6% (six percent) per year, in accordance with Clause 9 of State Law 828 of December 14, 1951, and State Law 15290 of August 4, 2004.

Clause 8	The State of Minas Gerais shall at all times obligatorily be the owner of the majority of the shares carrying the right to vote, and all its capital shall be subscribed in accordance with the legislation from time to time in force. The capital subscribed by other parties, whether individuals or legal entities, shall be paid in as specified by the General Meeting of Stockholders which decides on the subject

§1	The Executive Board may, in order to obey a decision by a General Meeting of Stockholders, suspend the services of transfer and registry of shares, subject to the legislation from time to time in force.

§2	The stockholders shall have the right of preference in subscription of increases of capital and in the issue of the Company’s securities, in accordance with the applicable legislation. There shall, however, be no right of preference when the increase in the registered capital is paid with funds arising from tax incentive systems, subject to the terms of §1 of Article 172 of Law 6404 of December 15, 1976.

CHAPTER III

The General Meeting of Stockholders

Clause 9	The General Meeting of Stockholders shall be held, ordinarily, within the first 4 (four) months of the year, for the purposes specified by law, and extraordinarily whenever necessary, and shall be called with minimum advance notice of 15 (fifteen) days, and the relevant provisions of law shall be obeyed in its convocation, opening and decisions.

§1	Stockholders may be represented in General Meetings of Stockholders in the manner specified in Article 126 of Law 6404, as amended, by showing at the time of the meeting, or by previously depositing at the Company’s head office, proof of ownership of the shares, issued by the depositary financial institution, accompanied by the proxy’s identity document and a power of attorney with specific powers.

Clause 10	Ordinary or extraordinary General Meetings of Stockholders shall be chaired by a stockholder elected by the Meeting from among those present, who shall choose one or more secretaries.

CHAPTER IV

Management of the Company

Clause 11	The management of the Company shall be exercised by a Board of Directors and an Executive Board.

§1	The structure and composition of the Board of Directors and the Executive Board of the Company shall be identical in the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., with the following exceptions: only the wholly-owned subsidiary Cemig Distribuição S.A. shall have a Chief Distribution and Sales Officer; and only the wholly-owned subsidiary Cemig Geração e Transmissão S.A. shall have a Chief Generation and Transmission Officer.

§2	Appointments to positions on the Boards of Directors of the Company’s subsidiary or affiliated companies, the filling of which is the competency of the Company, shall be made as determined by the Board of Directors.

§3	Positions on the support committees to the Boards of Directors of the subsidiaries and affiliated companies, the filling of which is the competency of the Company, shall be filled by Members of the Boards of Directors of the respective subsidiaries or affiliated companies. The Chief Business Development Officer shall always be appointed as one of the members of such committees, and shall always act in shared activity with the Chief Finance and Investor Relations Officer or any other Chief Officer.

§4	The Board of Directors and the Executive Board, in the management of the company and of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., and of the other subsidiaries or affiliates and of the consortia in which those subsidiaries have direct or indirect holdings, shall obey the provisions of the Company’s Long-Term Strategic Plan, especially the dividend policy therein contained, as approved by the Board of Directors.

§5	The Long-Term Strategic Plan shall contain the long-term strategic planning and fundamentals, and the targets, objectives and results to be pursued and attained by the Company and its dividend policy, and shall obey the commitments and requirements specified in § 7 below.

§6	The Long-Term Strategic Plan shall be revised annually by the Executive Board and approved by the Board of Directors and shall be reflected in all the plans, forecasts, activities, strategies, capital expenditure and expenses of the Company and its subsidiaries and affiliates, and the consortia in which it directly or indirectly participates, including the Company’s Multi-year Strategic Implementation Plan and the Annual Budget, which shall be approved by the Board of Directors.

§7	In its management of the Company and in the exercise of the right to vote in the wholly-owned subsidiaries, subsidiaries, affiliated companies and consortia, the Board of Directors and the Executive Board shall faithfully obey and comply with the following targets:

a)	to keep the Company’s consolidated indebtedness equal to or less than 2 (two) times the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

b)	to keep the consolidated ratio of (Net debt) / (Net debt + Stockholders’ equity) to a maximum of 40% (forty per cent);

c)	to limit the consolidated balance of funds recorded in Current assets, for the purposes of Clause 30 of these Bylaws or otherwise, to the equivalent of a maximum of 5% (five per cent) of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

d)	to limit the consolidated amount of funds spent on capital investment and/or the acquisition of any assets, in each business year, to the equivalent of a maximum of 40% (forty per cent) of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

e)	to invest only in distribution, generation and transmission projects that offer real minimum internal rates of return equal to or greater than those specified in the Long-term Strategic Plan, subject to the legal obligations;

f)	to limit expenses of the wholly-owned subsidiary Cemig Distribuição S.A. (Cemig D), and of any subsidiary which operates in distribution of electricity, to amounts not greater than the amounts recognized in the tariff adjustments and reviews;

g)	to maintain the revenues of the wholly-owned subsidiary Cemig Distribuição S.A. and of any subsidiary which operates in distribution at the amounts recognized in the tariff adjustments and reviews.

§8	The targets specified in §7 above shall be calculated on the consolidated basis, taking into account the Company and its permanent investments in the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., subsidiaries, affiliated companies and consortia.

§9	The targets established in Sub-clauses ‘a’, ‘b’, ‘c’ and ‘d’ of §7 above may be exceeded for reasons related to temporarily prevailing conditions, upon justification by grounds and prior specific approval by the Board of Directors, up to the following limits:

a)	consolidated indebtedness not to exceed 2.5 (two and a half) times Ebitda (Earnings before interest, taxes, depreciation and amortization);

b)	the consolidated ratio of (Net debt) / (Net debt + Stockholders’ equity) not to exceed 50% (fifty per cent);

c)	the consolidated balance of funds recorded in Current assets, for the purposes of Clause 30 of these Bylaws or otherwise, not to exceed 10% (ten per cent) of Ebitda (Earnings before interest, taxes, depreciation and amortization); and

d)	the consolidated amount of funds spent on capital investment and/or the acquisition of any assets not to exceed the equivalent of 65% (sixty five per cent) of Ebitda (Earnings before interest, taxes, depreciation and amortization) in the business year 2006, and not to exceed the equivalent of 55% (fifty five per cent) of Ebitda in 2007.

Section I

The Board of Directors

Clause 12	The Company’s Board of Directors shall be made up of 15 (fifteen) members and an equal number of substitute members. One of the members shall be its Chairman and another its Vice-Chairman, and all shall be elected for the same concurrent period of office of 2 (two) years, may be dismissed at any time by the General Meeting of Stockholders, and may be reelected

§	1 The substitute members shall substitute the respective members of the Board if the latter are absent or impeded from exercising their functions and, in the event of a vacancy, shall do so until the related replacement.

§2	The global or individual amount of the remuneration of the Board of Directors shall be set by the General Meeting of Stockholders, in accordance with the legislation from time to time in force.

§3	The minority stockholders of common shares, and the holders of the preferred shares, both have the right to elect one member of the Board of Directors, in separate votes, in accordance with the legislation.

§4	The Boards of Directors of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. shall, obligatorily, be made up of the members and substitute members elected to the Board of Directors of the Company.

§5	The posts of Chairman of the Board of Directors and Chief Executive Officer of the Company may not be held by the same person.

§6	The members of the Board of Directors shall not take office unless they have previously signed the Managers’ Consent Undertaking, as specified in the Level 1 Regulations of the BM&FBovespa, and are also compliant with the applicable legal requirements.

Clause 13	In the event of a vacancy on the Board of Directors, the first subsequent General Meeting of Stockholders shall elect a new member, for the period of office which was remaining to the previous member.

§1	In this event, if the previous Board member was elected by a minority, the new member shall be elected by the same minority.

Clause 14	The Board of Directors shall meet ordinarily once a month, to analyze the results of the Company and its subsidiaries and affiliated companies, and to decide on other matters included on the agenda in accordance with its internal regulations. It shall also meet extraordinarily, on convocation by its Chairman, or by its Vice-Chairman, or by one-third of its members, or when requested by the Executive Board.

§1	The meetings of the Board of Directors shall be called by its Chairman or its Vice-Chairman, by written advice sent with 5 (five) business days’ notice, containing the agenda to be discussed. Meetings of the Board of Directors called on the basis of urgency may be called by its Chairman without being subject to the above-mentioned period provided that the other members of the Board are unequivocally aware of the convocation.

§2	Decisions of the Board of Directors shall be taken by the majority of the votes of the Board Members present, and in the event of a tie the Chairman shall have the casting vote.

Clause 15	The Chairman of the Board of Directors has the competency to grant leave to the Board’s members, and the other members of the Board have the competency to grant leave to the Chairman.

Clause 16	The Chairman and Vice-Chairman of the Board of Directors shall be chosen by the members of that Board, at the first meeting of the Board of Directors that takes place after the election of its members, and the Vice-Chairman shall take the place of the Chairman when the Chairman is absent or impeded from exercising his functions.

Clause 17	The Board of Directors shall have the following functions and duties:

a)	to set the general orientation of the Company’s business;

b)	to elect or dismiss the Executive Officers of the Company, subject to these Bylaws;

c)	to decide, prior to the Company entering into them, on contracts between the Company and any of its stockholders, or any company that controls any such stockholder, or is controlled, individually or jointly, by any such stockholder.

d)	to decide, upon a proposal put forward by the Executive Board, on disposal or placement of a charge upon any of the Company’s property, plant or equipment, and on the giving by the Company of any guarantee to any third party of which the individual value is greater than or equal to R$ 14,000,000.00 (fourteen million Reais);

e)	to decide, upon a proposal put forward by the Executive Board, on the Company’s investment projects, signing of contracts and other legal transactions, contracting of loans or financings, or the constitution of any obligations in the name of the Company which, individually or jointly, have value of R$ 14,000,000.00 (fourteen million Reais) or more, including injections of capital into wholly-owned or other subsidiaries or affiliated companies or the consortia in which the Company participates;

f)	to call the General Meeting of Stockholders;

g)	to monitor and inspect the management by the Executive Board: the Board of Directors may, at any time, examine the books and papers of the Company, and request information on contracts entered into or in the process of being entered into, and on any other administrative facts or acts which it deems to be of interest to it;

h)	to give a prior opinion on the report of management and the accounts of the Executive Board of the Company;

i)	to choose and to dismiss the Company’s auditors, from among companies with international reputation authorized by the Securities Commission (CVM) to audit listed companies;

j)	to authorize, upon a proposal by the Executive Board, commencement of administrative tender proceedings, and proceedings for dispensation from or non-requirement of tender, and the corresponding contracts, for amounts of R$ 14,000,000.00 (fourteen million Reais) or more;

k)	to authorize, upon a proposal put forward by the Executive Board, filing of legal actions, or administrative proceedings, or entering into court or out-of-court settlements, for amounts of R$ 14,000,000.00 (fourteen million Reais) or more;

l)	to authorize the issue of securities, in the domestic or external markets, for the raising of funding, in the form of debentures, promissory notes, medium-term notes and other instruments;

m)	to approve the Company’s Long-Term Strategic Plan, the Multi-year Strategic Implementation Plan, and the Annual Budget, and alterations and revisions to them;

n)	annually, to set the directives and establish the limits, including financial limits, for spending on personnel, including concession of benefits and collective employment agreements, subject to the competency of the General Meeting of Stockholders and the Annual Budget approved;

o)	to authorize the exercise of the right of preference and rights under stockholders’ agreements or voting agreements in wholly-owned or other subsidiaries, affiliated companies and the consortia in which the Company participates, except in the cases of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the General Meeting of Stockholders has the competency for decision on these matters;

p)	to approve the declarations of vote in the General Meetings of Stockholders, and the orientations for voting in the meetings of the boards of directors, of the subsidiaries, affiliated companies and the consortia in which the Company participates, when participation in the capital of other companies or consortia is involved, and the decisions must, in any event and not only in matters relating to participation in the capital of other companies or consortia, obey the provisions of these Bylaws, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan;

q)	to approve the constitution of, and participation in the equity of, any company, undertaking or consortium;

r)	to approve the institution of committees, in accordance with its Internal Regulations, and each respective committee shall, prior to the decision by the Board of Directors, give its opinion, which shall not be binding: (i) on the matters over which competence is attributed to it by the Internal Regulations; and (ii) in relation to any matter whenever requested by at least 2/3 (two thirds) of the members of the Board of Directors, or the whole number of Members of the Board immediately below the number resulting from that quotient in the event that it is not a whole number;

s)	to authorize provisions in the Company’s accounts, in amounts of R$ 14,000,000.00 (fourteen million Reais) or more, upon proposal by the Executive Board; and

t)	to manage and direct the activities of internal auditing.

§1	The Board of Directors, by specific resolutions, may delegate to the Executive Board the power to authorize entering into contracts for sales of electricity or for provision of distribution or transmission services, in accordance with the legislation.

§2	The financial limits for decision by the Board of Directors shall be adjusted, in January of each year, by the IGP-M (General Market Price) inflation index, published by the Getúlio Vargas Foundation.

Section II

The Executive Board

Clause 18	The Executive Board shall be made up of the following 11 (eleven) Executive Officers, who may be stockholders, resident in Brazil, elected by the Board of Directors:

Chief Executive Officer;

Deputy Chief Executive Officer;

Chief Finance and Investor Relations Officer;

Chief Corporate Management Officer;

Chief Distribution and Sales Officer;

Chief Trading Officer;

Chief Business Development Officer;

Chief Generation and Transmission Officer;

Chief Officer for Human Relations and Resources:

Chief Counsel; and

Chief Institutional Relations and Communication Officer.

§1	The period of office of the Executive Officers shall be 3 (three) years, and re-election is permitted. The Executive Officers shall remain in their posts until their duly elected successors take office. The members of the Board of Directors shall not take office unless they have previously signed the Managers’ Consent Undertaking, as specified in the Level 1 Regulations of the BM&FBovespa, and are also compliant with the applicable legal requirements.

§2	The global or individual amount of the remuneration of the Executive Board, including benefits of any type, shall be set by the General Meeting of Stockholders, in accordance with the legislation from time to time in force.

§3	The Executive Officers shall exercise their positions as full-time occupations in exclusive dedication to the service of the Company. They may at the same time exercise non-remunerated positions in the management of the Company’s wholly-owned or other subsidiaries or affiliated companies, at the option of the Board of Directors. They shall, however, obligatorily hold and exercise the corresponding positions in the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

§4	Executive Officers who are not employees shall have the right to an annual period of not more than 30 (thirty) days’ remunerated leave. This leave may not be accumulated, and its remuneration shall be augmented by one-third of the monthly remuneration currently in effect. This leave shall be granted to them by the Chief Executive Officer; the leave of the Chief Executive Officer shall be granted by the Board of Directors.

Clause 19	In the event of absence, leave, resignation or vacancy of the post of the Chief Executive Officer, this post shall be exercised by the Deputy Chief Executive Officer, for whatever period the absence or leave may last, and, in the case of the post being vacant, or of prevention of its exercise, or of resignation, until the post is filled by the Board of Directors.

§1	In the event of absence, leave, resignation or vacancy of the post of any of the other members of the Executive Board, the Executive Board may, by approval of a majority of its members, attribute the exercise of the respective functions to another Executive Officer, for as long as the period of absence or leave lasts, or, in the event of vacancy, impediment or resignation, until the post is filled by the Board of Directors.

§2	The Chief Executive Officer or member of the Executive Board elected in the way described in this clause shall hold the position for the time which remains of the period of office of the Executive Officer who is substituted.

Clause 20	The Executive Board shall meet, ordinarily, at least 2 (two) times per month and, extraordinarily, whenever called by the Chief Executive Officer or by 2 (two) Executive Officers with prior notice of at least 2 (two) days, but this notice is not required if all the Executive Officers are present. Unless stated to the contrary in these Bylaws, the decisions of the Executive Board shall be taken by a vote of the majority of its members, and in the event of a tie the Chief Executive Officer shall have a casting vote and the Board of Directors must be advised that the casting vote has been used.

Clause 21	The Executive Board is responsible for the current management of the Company’s business, subject to the obligation to obey the Long-Term Strategic Plan, the Multi-year Strategic Implementation Plan and the Annual Budget, prepared and approved in accordance with these Bylaws.

§1	The Company’s Multi-year Strategic Implementation Plan shall reflect the Company’s Long-Term Strategic Plan and contain the plans and projections for a period of 5 (five) financial years, and must be updated at least once a year, and shall deal in detail with the following subjects, among others:

a)	the Company’s strategies and actions, including any project related to its objects;

b)	new investments and business opportunities, including those of the Company’s wholly-owned and other subsidiaries, and affiliated companies, and of the consortia in which it participates;

c)	the amounts to be invested or in any other way contributed from the Company’s own funds or funds of third parties; and

d)	the rates of return and profits to be obtained or generated by the Company.

§2	The Annual Budget shall reflect the Company’s Multi-year Strategic Implementation Plan and, consequently, the Long-Term Strategic Plan, and must give details of the operational revenue and expenses, the costs and capital expenditure, the cash flow, the amount to be allocated to the payment of dividends, investments of cash from the Company’s own funds or from funds of third parties, and any other data that the Executive Board considers to be necessary.

§3	The Company’s Multi-year Strategic Implementation Plan and the Annual Budget shall be prepared and updated annually, by the end of each business year, to be in effect in the following business year. They shall be prepared under the coordination of the Chief Executive Officer and the Chief Finance and Investor Relations Officer, respectively, and, in relation to the affiliates and subsidiaries, jointly with the Chief Business Development Officer, and at all times, in all aspects, with the participation of all the Chief Officer’s Departments. The Multi-Year Strategic Implementation Plan and the Annual Budget shall be submitted to examination by the Executive Board and, subsequently, to approval by the Board of Directors.

§4	The following matters shall require a decision by the Executive Board:

a)	approval of the plan of organization of the Company and issuance of the corresponding rules and any changes to them;

b)	examination, and submission to the Board of Directors, for approval, of the Company’s Multi-year Strategic Implementation Plan, and revisions of it, including timetables, amount and allocation of the capital expenditure specified in it;

c)	examination, and submission to the Board of Directors, for approval, of the Annual Budget, which must reflect the Multi-year Strategic Implementation Plan at the time in force, and revisions of it;

d)	decision on reallocation of investments or expenditure specified in the Annual Budget which amount, individually or in aggregate, in a single financial year, to less than R$ 14,000,000.00 (fourteen million Reais), with consequent adaptation of the targets approved, obeying the multi-year Strategic Implementation Plan and the Annual Budget;

e)	approval of disposal of, or placement of a charge upon, any of the Company’s property, plant or equipment, and/or giving of guarantees to third parties, in amounts less than R$ 14,000,000.00 (fourteen million Reais);

f)	authorization of the Company’s capital expenditure projects, signing of agreements and legal transactions in general, contracting of loans and financings and the creation of any obligation in the name of the Company, based on the Annual Budget approved, which individually or in aggregate have values less than R$ 14,000,000.00 (fourteen million Reais), including injection of capital into wholly-owned or other subsidiaries, affiliated companies, and the consortia in which the Company participates, subject to the provisions of Sub-clause ‘o’ of Sub-item IV of Clause 22;

g)	approval, upon proposal by the Chief Executive Officer, prepared jointly with the Chief Business Development Officer and the Chief Finance and Investor Relations Officer, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan;

h)	authorization to open administrative tender proceedings and proceedings for exemption from or non-requirement for tender, and the corresponding contracts, in amounts of R$ 2,800,000.00 (two million eight hundred thousand Reais) or more and less than R$ 14,000,000.00 (fourteen million Reais);

i)	authorization to file legal actions and administrative proceedings, and to enter into Court and out-of-court settlements, for amounts less than R$ 14,000,000.00 (fourteen million Reais);
j)	authorization of the provisions in the Company’s accounts of less than R$ 14,000,000 (fourteen million Reais), upon proposal by the Chief Finance and Investor Relations Officer;

k)	approval of the nominations of employees to hold management posts in the Company, upon proposal by the Chief Officer concerned, subject to the provisions of Sub-clause ‘h’ of Sub-item I of Clause 22;

l)	authorization of expenditure on personnel expenses and collective employment agreements, subject to the competency of the General Meeting of Stockholders, the directives and limits approved by the Board of Directors and the Annual Budget approved; and

m)	examination of and decision on the contracting of external consultants, when requested by the office of any Chief Officer’s Department, subject to the provisions of Clause 17, Sub-clause “j’, and Clause 21, §4, Sub-clause ‘h’.

§5	Actions necessary for the regular functioning of the Company, entering into contracts, and other legal transactions shall be carried out by the Chief Executive Officer, jointly with one Executive Officer, or by a person holding a valid power of attorney.

§6	Powers of attorney must be granted by the Chief Executive Officer, jointly with one Executive Officer, except for the power described in Sub-clause ‘c’ of Sub-item I of Clause 22, for which only the signature of the Chief Executive Officer is required.

§7	The financial limits applying to decisions by the Executive Board shall be adjusted, in January of each year, by the IGP-M (General Market Price) inflation index, published by the Getúlio Vargas Foundation.

Clause 22	Subject to the provisions of the previous clauses, the following are the functions and powers attributed to the members of the Executive Board:

I	To the Chief Executive Officer:

a)	to oversee and direct the work of the Company;

b)	to coordinate the preparation, consolidation and implementation of the Company’s Multi-year Strategic Implementation Plan: in the case of the affiliated companies and jointly-controlled subsidiaries, jointly with the Chief Business Development Officer; and in both cases with the participation of the other Chief Officers of the Company;

c)	to represent the Company in the Courts, on the plaintiff or defendant side;

d)	to sign, jointly with one Chief Officer, documents which bind the Company;

e)	to present the annual report on the Company’s business to the Board of Directors and to the Ordinary General Meeting of Stockholders;

f)	to hire and dismiss employees of the Company;

g)	to manage and direct the Corporate Executive Office, and activities of strategic planning;

h)	to propose to the Executive Board, for approval, jointly with the Chief Officer to whom the employee is linked, nominations for management positions in the Company; and

i)	to propose the appointments to positions of Management and positions on the Audit Boards of the wholly-owned subsidiaries, and of Fundação Forluminas de Seguridade Social – Forluz, after hearing the Chief Finance and Investor Relations Officer; and of the Company’s subsidiaries and affiliated companies and of the consortia in which the Company participates, after hearing the Chief Business Development Officer, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the provisions of §4 of Clause 12 and §3 of Clause 18 of these Bylaws prevail;

II	To the Deputy Chief Executive Officer:

a)	to substitute the Chief Executive Officer if he is absent, on leave, temporarily impeded from exercising his functions, or has resigned or his post is vacant;

b)	to promote improvement of the Company’s social responsibility and sustainability policies;

c)	to set the policies and guidelines for the environment, technological development, alternative energy sources and technical standardization;

d)	to co-ordinate the Company’s strategy for operations activity in relation to social responsibility, the environment, technological processes and strategic management of technology;

e)	to coordinate the putting in place and maintenance of the Company’s quality control systems;

f)	to promote implementation of programs for the Company’s technological development; and

g)	to monitor the management of the plans for compliance with the guidelines for the environment, technology and improvement of quality.

III	To the Chief Finance and Investor Relations Officer:

a)	to make available the financial resources necessary for the operation and expansion of the Company, in accordance with an Annual Budget, conducting the processes of contracting of loans and financing, and the related services;

b)	to coordinate the preparation and consolidation of the Company’s Annual Budget: in the case of the affiliated companies and jointly-controlled subsidiaries, jointly with the Chief Business Development Officer; and in both cases with the participation of the other Chief Officers of the Company;

c)	to arrange for economic and financial valuation of the Company’s capital expenditure investment projects, except those that are the responsibility of the Chief Business Development Officer;

d)	to accompany the economic and financial performance of investment projects, according to targets and results approved by the Executive Board and the Board of Directors;

e)	to carry out the accounting of, monitor and control the economic-financial transactions of the Company, including those of its wholly-owned and other subsidiaries;

f)	to determine the cost of the service and to establish a policy on insurance, as set out in the Company’s Multi-year Strategic Implementation Plan;

g)	to prepare the short-, medium- and long-term financial programming in detail, as specified in the Company’s Multi-year Strategic Implementation Plan and Annual Budget;

h)	to control and supervise the Company’s share capital, and to propose to the Executive Board, for decision or for submission to the Board of Directors or to the General Meeting of Stockholders, subject to the provisions of these Bylaws, the governance policy in relation to the market, and the dividend policy, of the Company and its subsidiaries, and to suggest the same for the affiliated companies;

i)	to coordinate the preparation and negotiation of the tariffs for supply and distribution of electricity, and the revenues from transmission, with the National Electricity Agency, Aneel;

j)	to be responsible for the provision of information to the investing public, to the Securities Commission (CVM) and to the Brazilian and international stock exchanges and over-the-counter markets, and the corresponding regulation and inspection entities, and to keep the Company’s registrations with these institutions updated;

k)	to represent the Company to the CVM, the stock exchanges and other entities of the capital markets;

l)	to arrange for the financial management of the Company and of its wholly-owned and other subsidiaries, and affiliated companies, and of the consortia in which the company participates, within the criteria of good corporate governance and making continual efforts for compliance with their business plans, subject to the provisions of these Bylaws;

m)	to monitor the economic and financial results of the Company’s holdings in the subsidiaries and affiliated companies;

n)	to propose to the Executive Board, for approval or submission to the Board of Directors or to the General Meeting of Stockholders, depending on the competency specified in these Bylaws:

(i)	injections of capital into the wholly-owned subsidiaries; and

(ii)	jointly with the Chief Business Development Officer, injections of capital, exercise of the right of preference, and signing of voting agreements, in the subsidiaries, in the affiliated companies and in the consortia in which the Company participates;

o)	to take part in all negotiations that involve constitution or alteration of corporate documents of any of the companies in which the Company has any equity holding;

p)	to coordinate, jointly with the Chief Business Development Officer, the processes of disposal of stockholding interests held by the Company, subject to the provisions of the legislation and regulations from time to time in force; and

q)	to monitor and evaluate the financial performance of the subsidiaries and affiliates, and of the consortia in which the company participates, and to disseminate it within the Executive Board.

IV	To the Chief Corporate Management Officer:

a)	to decide, conduct and supervise the Company’s telecommunications and information technology policy;

b)	to plan, put in place and maintain the Company’s telecommunications and information technology systems;

c)	to decide policies and rules on support services such as transport, administrative communication, security guarding, and provision of adequate quality in the workplace for the Company’s personnel;

d)	to provide the Company with infrastructure and administrative support resources and services;

e)	to coordinate the policies, processes and means of property security and security guarding approved by the Company;

f)	to administer the process of acquisition and disposal of materials, equipment and real estate property, contracting of works and services and construction and inspection of works on buildings;

g)	to effect quality control of the material acquired and monitoring of the qualification of contracted service providers;

h)	to administer and control the stock of material, and to arrange for separation and recovery of used material, and sales of excess and unusable material, and scrap;

i)	to arrange for and implement programs to increase, develop and continually improve suppliers of materials and services of interest to the company, alone or in cooperation with other Chief Officers or development agencies or industry associations, in the ambit of the State of Minas Gerais;

j)	to authorize opening of administrative tender proceedings and proceedings for exemption from or non-requirement for tender, and the corresponding contracts, in amounts up to R$ 2,800,000.00 (two million eight hundred thousand Reais);

V	To the Chief Distribution and Sales Officer:

a)	to make continuous efforts on behalf of the quality of supply of energy to consumers that are directly linked to the Company’s distribution system;

b)	to prepare the planning of the Company’s distribution system;

c)	to manage the implementation of the distribution facilities, including preparation and execution of the plan, construction and assembly;

d)	to operate and maintain the electricity distribution system and the associated systems of supervision and remote control;

e)	to manage the Company’s work safety policy within the scope of his/her activities;

f)	to propose and implement the policies for service to consumers served by this Chief Officer’s Department;

g)	to develop programs and actions with captive consumers that have demand lower than 500kW, with a view to the most efficient use of electricity;

h)	to establish commercial relationships with and coordinate the sale of electricity and services to captive consumers with demand lower than 500kW;

i)	to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

j)	to represent the Company in the Brazilian Electricity Distributors’ Association (Abradee) and with other entities of the distribution sector;

k)	to propose policies and guidelines to ensure the physical security of the distribution facilities, and to manage the asset security of these facilities;

l)	to seek continuous improvement of the processes of operation and maintenance, through the use of new technologies and methods, aiming to improve the quality and reduce the cost of those activities; and

m)	to monitor and evaluate the technical and operational performance of the Company’s wholly-owned subsidiaries, and disseminate this information within the Executive Board.

VI	To the Chief Generation and Transmission Officer:

a)	to make continuous efforts on behalf of the quality of supply of energy to consumers that are directly linked to the Company’s transmission system;

b)	to prepare the planning of generation and transmission;

d)	to operate and maintain the generation and transmission systems and the associated systems of supervision and remote control;

d)	to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

e)	to develop and manage hydro-meteorological activities of interest to the Company;

f)	to manage the operations arising from interconnection of the Company’s electricity transmission system with those of other companies, and the connection of agents to the Company’s basic network;

g)	to represent the Company in relations with the National System Operator (ONS), the Brazilian Electricity Generators’ Association (Abrage) and other entities representing the sectors of electricity generation and transmission;

h)	to manage the Company’s laboratories and central workshops;

i)	to coordinate and put in place projects for refurbishment, modernization, improvement, reactivation and de-activation in the generation and transmission facilities;

j)	to propose and implement measures that aim to ensure the connectivity of the various agents of the electricity sector, linked to the Company’s transmission system;

k)	to propose and implement the policies and guidelines that aim to ensure the physical security of the generation and transmission facilities, and to manage the industrial safety of those facilities;

l)	to manage and promote the Company’s work safety policy within the scope of his/her activities;

m)	to manage and put in place the undertakings for expansion of generation, transmission and co-generation, arranging for planning, construction and assembly, and ensuring the proper physical and financial performance of those undertakings;

n)	to supply technical support to negotiations for making possible the projects for expansion of generation, transmission and co-generation, and to take part in the negotiation of documents of the consortia of entrepreneurs and special-purpose companies; and

o)	to monitor and evaluate the technical and operational performance of the Company’s wholly-owned subsidiaries, and disseminate this information within the Executive Board.

VII	To the Chief Trading Officer:

a)	to carry out research, studies, analyses and projections on the markets of interest to the Company;

b)	to coordinate the planning and execution of the purchase of electricity to serve the Company’s market and the sale of energy from its own generation sources;

c)	to coordinate the purchase and sale of electricity in its different forms and modalities, including importation, exportation and holdings participation in all the segments of markets specialized in energy;

d)	to coordinate the provision of services of intermediation of business transactions related to the sale of electricity to any authorized agent;

e)	to represent the Company in the Electricity Trading Chamber (CCEE), taking responsibility for the transactions carried out in the ambit of that chamber, and to represent the Company in relations with the other electricity trading entities;

f)	to coordinate the establishment of the prices for purchase and sale of electricity, and to propose them to the Executive Board for approval;

g)	to establish commercial relations with and coordinate the sale of electricity and services to individual consumers, or groups of consumers, served at voltages of 2.3kV or more and contracted demand of 500kW or more, and also business groups;

h)	to identify, measure and manage the risks associated with trading of electricity;

i)	to negotiate and manage the commercial transactions involved in transport and connection for any party accessing the distribution system;

j)	to negotiate and manage the Contracts for Use of the Transmission System with the National System Operator (ONS) and for connection to the Distribution System with transmission companies;

k)	to manage the trading of the Company’s carbon credits, in coordination with the Department of the Chief Business Development Officer; and;

l)	to monitor and evaluate the technical and operational performance of the Company’s wholly-owned subsidiaries, and disseminate this information within the Executive Board.

VIII	To the Chief Business Development Officer:

a)	to arrange for search, analysis and development of new business of the Company in the areas of electricity generation, transmission and distribution, and oil and gas, and in other activities directly or indirectly related to the Company’s objects;

b)	to arrange for technical, economic-financial, and environmental feasibility studies of new business for the Company, in coordination with the Chief Officer’s Departments related to the business area concerned in each case;

c)	to coordinate negotiations and implement partnerships, consortia, specific-purpose companies and other forms of association with public- or private-sector companies necessary for the development of new business, and also the negotiation of contracts and corporate documents of those projects;

d)	to coordinate, jointly with the Chief Executive Officer, the preparation and consolidation of the Company’s Multi-Year Strategic Implementation Plan; and with the Chief Finance and Investor Relations Officer, of the Annual Budget in relation to the affiliated companies and subsidiaries;

e)	to coordinate the participation of the Company in tender proceedings for obtaining grant of concessions in all the areas of its activity;

f)	to seek, coordinate, evaluate and structure the opportunities for acquisition of new assets in all the sectors and activities directly or indirectly related to the company’s Objects;

g)	to coordinate the Company’s participation in auctions for new business held by any person or legal entity, under public or private law, including regulatory agencies;

h)	to arrange the search for and analysis of business opportunities related to the use of carbon credits, within the ambit of the Company;

i)	to prepare the planning of and the Capital Expenditure Programs for new business in all the sectors and activities directly or indirectly related to the Company’s objects;

j)	to represent the Company in relations with the entities for planning of expansion of the electricity sector in its areas of operation;

k)	to accompany Brazil’s energy planning, within the Company;

l)	to propose to the Executive Board, for approval or submission to the Board of Directors, assumptions for new investments to be made by the Company (IRR, payback, cost of capital, and any other indicators of risk/return that may be necessary);

m)	to propose, jointly with the Chief Finance and Investor Relations Officer, to the Executive Board, for approval or for submission to the Board of Directors or to the General Meeting of Stockholders, depending on the competency specified in these Bylaws, matters relating to injections of capital, exercise of the right of preference and making of voting agreements in the subsidiaries and affiliates and in the consortia in which the company participates;

n)	to coordinate, within the ambit of the Company, negotiations that involve constitution and alteration of stockholding documents of the subsidiaries and affiliates, and of the consortia in which the Company participates;

o)	to monitor and supervise the management and development of the subsidiaries and affiliates, within the criteria of good governance and making efforts at all times for compliance with their business plans, subject to the provisions of these Bylaws;

p)	to coordinate, jointly with the Chief Finance and Investor Relations Officer, processes of disposal of equity interests held by the Company, subject to the provisions of the legislation and regulations from time to time in force;

q)	to monitor and evaluate the technical-operational performance of the subsidiaries and affiliates and of the consortia in which the company participates, and to disseminate it within the Executive Board;

r)	to represent the Company, in the terms of §3 of Clause 11 of these Bylaws, in the support committees to the Boards of Directors of its subsidiaries and affiliates;

s)	to coordinate matters relating to new business and the management of the equity holdings of the Company and of its subsidiaries and affiliates, and of its interests in the consortia in which the company participates, in interaction with the Offices of the other Chief Officers of the Company;

t)	to coordinate, in the name of the Company and its wholly-owned and other subsidiaries, all the activities related to exploration, acquisition, storage, transport, distribution and sale of oil and gas and/or sub-products or by-products, directly or through third parties;

u)	to propose to the Executive Board guidelines and general rules and plans for operation, prospecting, exploration, acquisition, storage, transport, distribution and sale of activities of the oil and gas business;

v)	to carry out research, analyses and studies of investments and new technologies related to oil and gas and studies and development of business in that sector;

w)	to develop a structure of rules and standardization for projects in the field of oil and gas;

x)	to consolidate the management of the work safety policies of Gasmig and of other specific-purpose companies, in the ambit of the oil and gas activities;

y)	to carry out research, studies, analyses and forecasts of the markets of interest to the Company in the ambit of the oil and gas activities; and

z)	to represent the Company in the various entities that bring together the companies of the oil and gas sector.

IX	To the Chief Officer for Human Relations and Resources:

a)	to ensure the provision of appropriate personnel to the Company;

b)	to decide the Company’s human resources policy and to orient and promote its application;

c)	to coordinate the policies, processes and means of work safety approved by the Company;

d)	to orient and conduct the activities related to organizational studies and their documentation;

e)	to carry out the negotiations of collective work agreements, in accordance with the guidelines and limits approved by the Board of Directors, submitting the proposals negotiated for approval by the Executive Board;

f)	to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of the Company and of the other companies involved in the negotiations, appointments of employees to the Union Negotiation Committee, and also the appointment of its coordinator; and

g)	to present to the Executive Board the assessments received from a leadership succession development program, put in place by the Company, for the purpose of giving the Executive Board input for its decisions on appointments of employees to management posts.

X	To the Chief Counsel:

a)	to coordinate the legal activities of the Company, and of its wholly-owned and other subsidiaries, in accordance with Article 116, Sub-clauses ’a’ and ’b’, of Law 6404/1976, comprising:

–	organization and supervision of the legal services of the companies in the areas of litigation and consultation, in all the areas of law;

–	establishment of directive guidelines, issuance of legal orientations and preventive activity in legal matters in the interests of the Companies;

–	adoption of measures aiming for integration and synergy of the legal areas of the Companies;

–	promotion of the defense of the interests of the companies in the Courts and in the administrative sphere; and

–	decision on strategies in law and in case procedure to be adopted by the companies;

b)	to support the other areas of the Company, and of its wholly-owned and other subsidiaries, in accordance with Article 116, Sub-clauses ’a’ and ’b’, of Law 6404/1976, in legal and juridical matters;

c)	to propose and implement the directive guidelines for contracting of external legal services, coordinating and supervising their execution; and

d)	to coordinate the information relating to the Company’s legal actions, proceedings in the administrative sphere and legal consultancy services; and of those of the Company’s wholly-owned and other subsidiaries, in accordance with Article 116, Sub-clauses ’a’ and ’b’, of Law 6404/1976; and periodically or when requested, to inform the Executive Board and the Board of Directors on the strategy adopted in terms of proceedings and law, and the progress and development of such proceedings.

XI	To the Chief Institutional Relations and Communication Officer:

a)	to coordinate the representation of the Company and of its wholly-owned subsidiaries within the scope of its regulatory attributions in relations with the regulatory agencies, the Mining and Energy Ministry, and forums and associations of the sector;

b)	to coordinate the institutional relationships of the Company and of its wholly-owned subsidiaries, including the principal forums of legislation and development of public policies associated with the electricity sector;

c)	to coordinate the processes of inspection, and notices, originating from the regulatory agencies related to the Company and its wholly-owned subsidiaries, jointly with the Chief Officer’s Departments involved;

d)	to coordinate, based on the Company’s Strategic Planning, the disclosure of institutional and corporate information about the Company and its wholly-owned subsidiaries;

e)	to coordinate the accompaniment of proposals for legislation and regulations, and also the statements of position of the Company and its wholly-owned subsidiaries, jointly with the Chief Officer’s Departments involved;

f)	to coordinate analysis and arrangements made for preparation of regulatory scenarios, ensuring that the impacts on the business of the Company’s wholly-owned subsidiaries are evaluated, to provide supporting input for the Company’s corporate strategic planning;

g)	to coordinate and align the corporate communication actions of the Company and of its wholly-owned subsidiaries to preserve the Company’s culture and values in relations with stockholders, employees, communities, clients, suppliers, government and opinion-formers, also ensuring alignment with the Company’s Strategic Plan;

h)	to coordinate the corporate communication efforts and actions of the Company and of its wholly-owned subsidiaries, aiming to maintain and strengthen the brand and sustain the addition of value in the relationships with the Company’s significant publics in such a way as to ensure a strong and positive reputation;

i)	to coordinate actions on defining and implementing the use of the brands of the Company and of its wholly-owned subsidiaries, to guarantee the value and strengthening of the Company;

j)	to coordinate actions relating to preservation of the Memory Project of the Company and of its wholly-owned subsidiaries, making continuous efforts on behalf of the physical collections of the Company and of its wholly-owned subsidiaries;

k)	to coordinate the monitoring, control and disclosure of institutional and corporate information;

l)	to coordinate, in accordance with the directives established by the Board of Directors, the use of funds for cultural projects, especially those of social responsibility, with funds under incentive laws;

m)	to coordinate the disclosure of programs for energy efficiency and other programs directed to needy communities; and

n)	to carry out the function and activities of the Company’s Ombudsman.

§1	The competencies of representation before technical and administrative bodies and associations granted to the Chief Officers under this clause do not exclude the Chief Executive Officer’s competency of representation, nor the need for obedience to the provisions in these Bylaws in relation to prior obtaining of authorizations from the management bodies to contract obligations in the name of the Company.

§2	The competencies to enter into contracts and other legal transactions and for constitution of any obligation in the name of the Company given to the Chief Officers under this Clause do not exclude the competency of the Executive Board and of the Board of Directors, as the case may be, nor the need for obedience to the provisions in these Bylaws in relation to the financial limits and to prior obtaining of authorizations from the management bodies, when required.

§3	As well as the exercise of the attributions set for them in these Bylaws, each Chief Officer’s Department has the competency to ensure the cooperation, assistance and support of the other Chief Officer’s Departments in the areas of their respective competencies, with the aim of success for the Company in its greater objectives and interests.

§4	The projects developed by the Company in the area of the Office of the Chief Business Development Officer, once structured and constituted, must be assumed by the respective Chief Officer’s Departments, which shall be responsible for their construction, execution, operation and sales activity, as specified in these Bylaws.

§5	It is the competency of each Chief Officer, within the area of his/her activity, to arrange for the actions necessary for compliance with and effective implementation of the work safety policies approved by the Company.

§6	The financial limit set by Sub-clause ‘o’ of Item IV of this clause shall be adjusted, in January of each year, by the IGP-M (General Market Price) inflation index, produced by the Getúlio Vargas Foundation.

CHAPTER V

The Audit Board

Clause 23	The Company’s Audit Board shall function permanently and shall be made up of between 3 (three) and 5 (five) members and their respective substitute members, who shall be elected annually, on the occasion of the General Meeting of Stockholders, and may be re-elected.

§1	The Audit Board shall elect its Chairman from among its members, and the Chairman shall call and chair the meetings.

Clause 24	In the event of resignation, death or impediment, a member of the Audit Board shall be replaced by his or her respective substitute, until the new member is elected, and such member shall be chosen by the same party that appointed the substitute.

Clause 25	The responsibilities and powers of the Audit Board are those set by the Corporate Law, and also, to the extent that they do not conflict with Brazilian legislation, those required by the laws of the country in which the Company’s shares are listed and traded, in accordance with its Regulations;

Clause 26	The remuneration of the members of the Audit Board shall be set by the General Meeting of Stockholders which elects it, in accordance with the legislation from time to time in force.

CHAPTER VI

The business year

Clause 27	The business year shall coincide with the calendar year, closing on 31 December of each year, when the Financial Statements shall be prepared, in accordance with the relevant legislation. Financial statements for periods of six months or interim statements for shorter periods may be prepared.

Clause 28	Before any sharing of the profit, there shall be deducted from the result for the business year, in this order: retained losses, the provision for income tax, the Social Contribution tax on Net Profit and the profit shares of employees and managers.

§1	The net profit ascertained in each business year shall be allocated as follows:

a)	5% (five per cent) to the legal reserve, up to the maximum limit specified by law;

b)	50% (fifty per cent) distributed as mandatory dividend to the stockholders of the Company, subject to the other terms of these Bylaws and the applicable legislation; and

c)	the balance, after the retention specified in a capital expenditure and/or investment budget prepared by the Company’s management, in compliance with the Company’s Long-Term Strategic Plan and the dividend policy contained therein and duly approved, shall be applied in the constitution of a profit reserve for the purpose of distribution of extraordinary dividends, in accordance with Clause 30 of these Bylaws, up to the maximum limit specified by Clause 199 of the Corporate Law.

Clause 29	The dividends shall be distributed in the following order:

a)	the minimum annual dividend guaranteed to the preferred shares;

b)	the dividend for the common shares, up to a percentage equal to that guaranteed to the preferred shares.

§1	Once the dividends specified in Sub-clauses ‘a’ and ‘b’ of the head paragraph of this clause have been distributed, the preferred shares shall have equality of rights with the common shares in any distribution of additional dividends.

§2	The Board of Directors may declare interim dividends, in the form of interest on equity, to be paid from retained earnings, profit reserves or profits ascertained in six-monthly or interim financial statements.

§3	The amounts paid or credited as Interest on Equity, in accordance with the relevant legislation, shall be imputed as on account of the amounts of the mandatory dividend or of the dividend payable under the Bylaws to the preferred shares, being for all purposes of law a part of the amount of the dividends distributed by the Company.

Clause 30	Without prejudice to the mandatory dividend, every two years, starting from the business year 2005, or more frequently if the Company’s availability of cash so permits, the Company shall use the profit reserve specified in Sub-clause ‘c’ of Clause 28 of these Bylaws for the distribution of extraordinary dividends, up to the limit of cash available, as determined by the Board of Directors, in obedience to the Company’s Long-Term Strategic Plan and the Dividend Policy contained therein.

Clause 31	The dividends declared, mandatory or extraordinary, shall be paid in 2 (two) equal installments, the first by June 30 and the second by December 30 of each year, and the Executive Board shall decide the location and processes of payment, subject to these periods.

§1	Dividends not claimed within a period of 3 (three) years from the date on which they are placed at the disposal of the stockholder shall revert to the benefit of the Company.

Clause 32	The employees have the right to a share in the profits or results of the Company, upon criteria authorized by the Executive Board based on the guidelines approved by the Board of Directors and limits established by the General Meeting of Stockholders, in accordance with the specific legislation.

Clause 33	It is the competency of the General Meeting of Stockholders to set, annually, the limits to sharing by the managers in the profits of the Company, subject to the provisions of §1 of Article 190 of Law 6404 of December 15, 1976.

CHAPTER VII

Liability of Management

Clause 34	Members of the Company’s management are liable to the Company and to third parties for the actions which they take in the exercise of their functions, as specified by the law and by these Bylaws.

Clause 35	The Company guarantees defense of members of the Board of Directors, the Audit Board and the Executive Board in Court and/or administrative proceedings, on the plaintiff or defendant side, during or after their periods of office, occasioned by events or acts related to the exercise of their specific functions which do not violate the provisions of law or of these Bylaws.

§1	The guarantee given in the head paragraph of this clause also extends to employees who legally carry out actions by delegation from members of the Company’s Management.

§2	The Company may contract third-party liability insurance to cover the expenses of proceedings, fees of counsel and indemnities arising from the legal or administrative proceedings referred to in the head paragraph of this Clause, upon decision by the Board of Directors.

§3	Any member of the Board of Directors or the Audit Board, or any Chief Officer or employee, against whom a court judgment subject to no further appeal is given must reimburse the Company all the costs, expenses and losses caused to it.

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